     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1996.

                                                       REGISTRATION NO. 333-1868
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CRAIG CONSUMER ELECTRONICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            3651                           95-4228391
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                            ------------------------

                          RICHARD I. BERGER, PRESIDENT
                        CRAIG CONSUMER ELECTRONICS, INC.
                            13845 ARTESIA BOULEVARD
                        CERRITOS, CALIFORNIA 90703-9000
                                 (310) 926-9944
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
              OF PRINCIPAL EXECUTIVE OFFICE AND AGENT FOR SERVICE)

                                   COPIES TO:

                            JEFFREY D. WARREN, ESQ.
                             KEESAL, YOUNG & LOGAN
                                 400 OCEANGATE
                          LONG BEACH, CALIFORNIA 90802
                                 (310)436-2000
                             STEVEN J. INSEL, ESQ.
                           ROBERT M. STEINBERG, ESQ.
                     JEFFER, MANGELS, BUTLER & MARMARO LLP
                      2121 AVENUE OF THE STARS, 10TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 203-8080

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------


- ----------------------------------------------------------------------------------------------------------
TITLE OF EACH                           AMOUNT       PROPOSED MAXIMUM  PROPOSED MAXIMUM
  CLASS OF SECURITIES                   TO BE         OFFERING PRICE      AGGREGATE         AMOUNT OF
  BEING REGISTERED                    REGISTERED       PER SHARE(1)   OFFERING PRICE(1)  REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value)....    1,450,000(2)        $ 5.50          $7,975,000        $2,750.00
- ----------------------------------------------------------------------------------------------------------
Representative's Warrants.........      125,000           $.0004          $       50        $    0.02
- ----------------------------------------------------------------------------------------------------------
Shares of Common Stock Underlying
Representative's Warrants.........      125,000           $ 6.60          $  825,000         $ 284.48
- ----------------------------------------------------------------------------------------------------------
TOTAL.............................                                        $8,635,050        $3,034.50
- ----------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------


(1) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the registration fee.


(2) Includes 187,500 shares which may be purchased by the Underwriters to cover over-allotments, if any.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        CRAIG CONSUMER ELECTRONICS, INC.

                             CROSS REFERENCE SHEET

                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

                  ITEM IN FORM S-1                                  LOCATION IN PROSPECTUS
       ---------------------------------------  --------------------------------------------------------------
 1.    Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus.............................  Facing Page; Cross-Reference Sheet; Outside Front Cover Page
                                                of Prospectus
 2.    Inside Front and Outside Back Cover
       Pages of Prospectus....................  Inside Front Cover Page; Outside Back Cover Page
 3.    Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges.....  Prospectus Summary; Risk Factors
 4.    Use of Proceeds........................  Prospectus Summary; Use of Proceeds
 5.    Determination of Offering Price........  Outside Front Cover Page of Prospectus; Risk Factors;
                                                Underwriting
 6.    Dilution...............................  Dilution
 7.    Selling Security Holders...............  Principal and Selling Stockholders; Underwriting
 8.    Plan of Distribution...................  Outside Front Cover Page of Prospectus; Prospectus Summary;
                                                Underwriting
 9.    Description of Securities to Be
       Registered.............................  Prospectus Summary; Dividend Policy; Capitalization;
                                                Description of Capital Stock
10.    Interests of Named Experts and
       Counsel................................  Not Applicable
11.    Information with Respect to
       Registrant.............................  Prospectus Summary; Risk Factors; The Company; Use of
                                                Proceeds; Dividend Policy; Capitalization; Dilution; Selected
                                                Financial Data; Management's Discussion and Analysis of
                                                Financial Condition and Results of Operations; Business;
                                                Management; Certain Transactions; Principal and Selling
                                                Stockholders; Description of Capital Stock; Shares Eligible
                                                for Future Sale; Additional Information; Financial Statements
12.    Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities............................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED          , 1996

PROSPECTUS

                                1,262,500 SHARES


                                      LOGO

                                  COMMON STOCK
                         ------------------------------


     All of the shares of Common Stock, par value, $.01 per share ("Common Stock"), offered hereby are being offered by Craig Consumer Electronics, Inc. (the "Company"). Prior to this offering, there has been no public market for the Company's Common Stock and there can be no assurance that such a market will exist. The initial public offering price of the shares of Common Stock offered hereby has been determined by negotiation between the Company and The Boston Group, L.P. (the "Representative"), as representative of the several underwriters (the "Underwriters"). See "Underwriting" for information relating to the determination of the initial public offering price. The Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "CREG."


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.


- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                            UNDERWRITING
                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                           PUBLIC          COMMISSIONS(1)        COMPANY(2)
- -----------------------------------------------------------------------------------------------
Per Share..........................        $5.50               $.4675             $5.0325
- -----------------------------------------------------------------------------------------------
Total(3)...........................      $6,943,750           $590,219           $6,353,531
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------



(1) Does not include (a) a non-accountable expense allowance payable to the Representative, and (b) the value of the five-year Warrants granted to the Representative to purchase up to 125,000 shares of Common Stock at 120% of the initial public offering price per share of Common Stock
    ("Representative's Warrants"). For indemnification and contribution arrangements with the Underwriters, see "Underwriting."



(2) Before deducting estimated expenses of approximately $650,000 payable by the Company, including the Representative's non-accountable expense allowance.



(3) The Company and certain stockholders of the Company (the "Selling Stockholders") have granted the Underwriters a 45-day option to purchase an aggregate of up to 187,500 additional shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares of Common Stock are purchased, the Total Price to Public, Underwriting Discounts and Commissions, Proceeds to the Company, and Proceeds to the Selling Stockholders will be $7,975,000, $677,875, $6,542,250 and $754,875, respectively.


     The Common Stock is offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to withdraw, cancel, or modify the offering and reject any order in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will
be made on or about May   , 1996.

                         ------------------------------

                             THE BOSTON GROUP, L.P.

               THE DATE OF THIS PROSPECTUS IS             , 1996.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements and related notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option or the Representative's Warrants, and (ii) assumes no exercise of options to purchase up to 525,000 shares of Common Stock which have been reserved for issuance under the Company's 1996 Plan and Non-Statutory Plan (as defined herein), and 365,559 shares issuable to Richard Berger and Richard Miller pursuant to outstanding options. In addition, unless otherwise indicated, all share and per-share data in this Prospectus has been adjusted to reflect the recapitalization of the Company resulting from the conversion of 250,000 shares of Series A Preferred Stock into 1,733,330 shares of Common Stock and a 3.81-to-one reverse stock split of the Common Stock to be effected prior to the date of this Prospectus (the "Recapitalization"). Prospective investors should carefully consider the information discussed under "Risk Factors."


                                  THE COMPANY

     Craig Consumer Electronics, Inc. (the "Company") designs and markets brand name consumer electronic products under its trademark, "Craig."(R) The Company offers value-oriented products with features that the Company believes are comparable to those of its higher-priced competitors. The Company's products are sold through over 200 retailers with approximately 15,000 retail outlets, including major retail chains, such as Best Buy, Circuit City, Thrifty Payless, Rex, Incredible Universe, Nobody Beats the Wiz, and Rite Aid, and other mass merchandisers, such as Montgomery Ward and Price Costco. The Company also sells through catalog and direct marketing organizations, such as QVC Network, Spiegel Catalog, and Amway.

     In recent years, the Company has emphasized the design and marketing of home and mobile audio electronic products (such as compact music centers and car stereos) and portable audio products (such as "boom boxes" and small personal stereos). The Company has realized gross margins (net sales less the cost of goods sold) exceeding 17% in each of the last three years on sales of its audio electronic products. By contrast, the Company has experienced lower and declining gross margins on sales of its video electronic products over the past three years. As a result, the Company severely limited sales of video products during 1995 and does not anticipate substantial sales of video products in 1996 or for the foreseeable future. The Company will instead devote the principal portion of its resources to the design, sourcing, distribution and sale of audio electronic and related products.

     Primarily due to its increasing focus on the sale of audio products, the Company's gross profit increased from approximately $11.9 million to $14.3 million to $14.4 million in 1993, 1994, and 1995, respectively, although overall sales were $12.5 million and $16.9 million lower in 1995, when compared to 1993 and 1994, respectively. In spite of the increase in gross profits resulting from the Company's shifting emphasis on audio products, net income went from $1.1 million to $533,000 to $791,000 in 1993, 1994, and 1995, respectively. The failure of net income to increase along with gross profits was primarily due to relatively high levels of general and administrative expenses associated with the expansion of the Company's quality control operations, establishment of a Cerritos reconditioning facility and the establishment of the Hong Kong office, as well as increased interest expense. The following graphs demonstrate the Company's increasing emphasis on sales of audio electronic products:

LOGO                                                                        LOGO

     The Company's objective is to establish itself as one of the leading suppliers of value-oriented audio electronic and related products. To achieve this objective, the Company intends, to the extent the Company's financial condition allows, to (i) expand the Company's distribution, targeting other channels of distribution; (ii) continue its international expansion; (iii) reduce its higher interest rate indebtedness in order to decrease overall interest expense and enhance cash flow through the application of the proceeds of this Offering; (iv) expand the Company's consumer product lines into telephones and telephone products, and potentially other items; and (v) decrease the costs of reconditioning goods and attempt to increase profitability and cash flow through the use of a Chinese joint venture facility. No assurance can be given that any of these initiatives can be implemented successfully.

                                  THE OFFERING


Common Stock Offered by the
Company............................    1,262,500 shares(1)

Common Stock to Be Outstanding
After the Offering.................    3,396,941 shares

Use of Proceeds....................    Substantially all of the net proceeds of
                                       this Offering will be used for the
                                       repayment of debt. See "Use of Proceeds."

Risk Factors.......................    An investment in the shares of Common
                                       Stock offered hereby involves a high
                                       degree of risk. Prospective investors
                                       should carefully review and consider the
                                       risk factors set forth in the section of
                                       this Prospectus entitled "Risk Factors,"
                                       as well as the other information set
                                       forth in this Prospectus, before
                                       investing in any of the Common Stock
                                       offered hereby.

Proposed Nasdaq National Market
Symbol.............................    CREG(2)
- ---------------

(1) The Company and certain stockholders (the "Selling Stockholders") have granted to the Underwriters a 45-day option to purchase up to 187,500 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting."


(2) While the Common Stock has been approved, subject to official notice of issuance, for listing on the Nasdaq National Market, there is no assurance that a public trading market will develop, or, if developed, will be sustained. See "Risk Factors -- No Prior Public Market for Common Stock; Risk of Limited Market."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following Summary Financial Data is qualified by reference to the audited financial statements and related notes thereto appearing at page F-1 of this Prospectus, and the unaudited quarterly financial statements and related notes thereto appearing at page F-14 of this Prospectus.



                                                                                     QUARTER ENDED
                                         YEAR ENDED DECEMBER 31,                       MARCH 31,
                          -----------------------------------------------------    ------------------
                           1991       1992        1993        1994       1995       1995       1996
                          -------    -------    --------    --------    -------    -------    -------
                                                                                   (UNAUDITED)
STATEMENT OF INCOME
  DATA:
Audio sales............   $26,897    $34,052    $ 53,029    $ 71,432    $80,710    $13,113    $12,825
Video sales............    18,791     45,256      48,186      34,207      7,966      4,619        565
                          -------    -------    --------    --------    -------    -------    -------
Net sales..............   $45,688    $79,308    $101,215    $105,639    $88,676     17,732     13,390
Gross profit...........     7,673     10,016      11,856      14,305     14,352      2,106      1,931
Operating income
  (loss)...............     1,296      2,198       2,331       2,296      3,152       (287)      (277)
Net income (loss)......       517        937       1,073         533        791       (684)      (548)
Pro-forma net income
  (loss) per
  share(1).............                                                 $  0.33               $ (0.26)
Pro-forma weighted
  average number of
  shares
  outstanding(2).......                                                   2,373                 2,134



                                                        DECEMBER 31, 1995         MARCH 31, 1996
                                                        -----------------     -----------------------
                                                             ACTUAL           ACTUAL      AS ADJUSTED
                                                        -----------------     -------     -----------
                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital.......................................       $ 3,705          $ 3,222       $ 8,922
Total assets..........................................        32,530           28,239        28,239
Note payable under revolving line of credit...........        15,530           11,336         5,636
Subordinated debt and capital lease obligations, net
  of current portion..................................         1,048            1,043         1,043
Stockholders' equity..................................         4,934            4,386        10,086


- ---------------

(1) Pro-forma net income per share gives pro-forma effect to the Recapitalization. See Note 10 to the financial statements.

(2) Pro-forma weighted average number of shares outstanding is calculated based on the number of shares outstanding after the Recapitalization, while giving effect to the sale of the shares of Common Stock sold in this Offering and the dilutive effect of outstanding stock options.


(3) Adjusted to reflect the sale by the Company of 1,262,500 shares of Common Stock at an offering price of $5.50 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                            ------------------------

     CRAIG(R) is a registered trademark of the Company. All other trademarks or service marks used in this Prospectus are the property of their respective holders.
                            ------------------------

     The Company was incorporated in 1989 in Delaware under the name Berel Industries, Inc. The Company's principal executive offices are located at 13845 Artesia Boulevard, Cerritos, California 90703-9000 and its telephone number is
(310) 926-9944.

                                  RISK FACTORS

     Investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully by potential purchasers in evaluating an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

     Competition. The consumer electronics industry is intensely competitive. Pricing is aggressive and the Company expects pricing pressure to continue. Consumers expect lower-cost, higher-quality products from year to year and, as a result, the Company must be able to produce progressive, low-cost products, or its ability to compete will be adversely affected. The Company competes with the entire consumer electronics industry for consumer dollars, shelf space for products, cooperative and other advertising, sales support, and other resources. Many of the Company's competitors are better capitalized, have greater financial resources, are significantly larger than the Company, and may not rely on external financing or relationships with third-party contract manufacturers to the same extent as the Company. The Company has adopted a marketing strategy intended to exploit the lower-priced end of the consumer electronics market, particularly emphasizing the mobile, portable, and home audio categories for the foreseeable future. There are many competitors in each of the Company's product and price categories, including Emerson, RCA, Audiovox, Sanyo, GPX, and International Jensen. In addition, although large consumer electronic brands such as Sony, Panasonic, JVC, Kenwood, Aiwa and similar companies do not currently emphasize products in the lower end of the price spectrum, the Company competes with these companies for consumer dollars, retail shelf space, and other resources. To the extent that these larger brands enter into direct price competition with the Company, or otherwise reduce the price of products generally, the Company's ability to market and sell competitive products could be severely impacted, which would have a material adverse effect on the Company's business and financial condition. See "Business -- Business Strategy," "-- Competition," and "-- Marketing and Customers."


     Dependence on Available Credit and Leverage. The Company's business is capital intensive in that the Company is required to maintain a continuous supply of products and inventory in order to meet the seasonal demands of its various customers. Because of the Company's inventory needs and the borrowing necessary to acquire inventory in advance of sales, the Company has a relatively high ratio of debt to equity, which at March 31, 1996 was 2.8 to 1. In order to obtain necessary capital, the Company relies primarily on lines of credit that are collateralized by accounts receivable and inventory. As a result, the amount of credit available to the Company may be adversely affected by factors such as delays in collection or deterioration in the quality of the Company's accounts receivable, economic trends in the consumer electronics industry, interest rate fluctuations, and the lending policies of the Company's lenders. Many of these factors are beyond the Company's control. The Company also uses financing from suppliers and other third parties that result in interest charges that are substantially higher than the cost of funds from its principal lenders. Any decrease or material limitation on the amount of capital available to the Company will limit the Company's ability to fill existing or projected sales and to expand its sales levels and, therefore, would have a material adverse effect on the Company's business and financial condition. In addition, any significant increase in interest rates or increased utilization of higher-interest loans from third-party lenders will increase the overall cost of financing to the Company and would have a material adverse effect on the Company's business and financial condition. No assurance can be given that, even with the proceeds of this Offering, the Company will have access to sufficient capital to finance its sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Inventory Risks. The Company is subject to significant risks in connection with its inventory management. Particularly, in order to assure an adequate supply of products to meet the relatively high demand for products during the third and fourth quarter of each year, the Company must commit to acquire products six to nine months in advance of delivery, which commitment is based on the Company's forecast of its customers' orders. If the Company underestimates its need for inventory, the Company may have to pay a significant premium to obtain necessary manufacturing time or may be unable to provide customers with the desired products in the quantities requested. In such event, profit margins, sales and/or customer relationships could be materially adversely affected. Similarly, if the Company overestimates its inventory needs, the Company will be required to reduce prices in order to dispose of such inventory, thereby adversely affecting its profit margins, if any. In order to operate successfully, the Company must adequately plan, time, and budget its acquisition of inventory in each product category so as to avoid the need for significant cost increases or price reductions in any product or product category. To the extent the Company is unable to do so or incurs delays in delivery, or fails to adequately forecast prices and demand or reduce costs when necessary, the Company's business and financial condition could be materially adversely affected.


     Seasonality and Fluctuations in Quarterly Performance. The Company's business is highly seasonal, with operating results varying substantially from quarter to quarter. Sales tend to be lowest in the first and second quarters and highest in the third and fourth quarters of the calendar year. The Company has experienced losses during the first and second quarters in the past and will likely experience such seasonal losses in the future. In order to facilitate sales during the year-end buying season, the Company must make financial commitments and pay for product inventory well in advance of any sales of such inventory. As a result, if the timing or amount of customer orders, neither of which the Company can control, fall below the Company's expectations, operating results and cash flow could be materially adversely affected if expenses based on these expectations have already been incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Interest Rate Fluctuations. Because of the Company's reliance on credit lines and other sources of borrowing to finance inventory acquisitions, interest rate fluctuations could have an adverse impact on the Company's results of operations. An increase in the various interest rate indices to which the Company's interest rate is tied under its principal credit line would also increase the Company's interest expense, which could have an adverse impact upon the Company's results of operations and financial condition. Additionally, conditions resulting in interest rate increases would also affect the interest rate charged by certain suppliers who finance some of the Company's inventory acquisitions, which would adversely impact the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Concentration of Customers and Credit Risk. The Company has been and is highly dependent upon its largest customers and has derived and is expected to derive a substantial percentage of its revenues from such customers. In particular, during fiscal 1993, 1994, and 1995, sales to the Company's top five customers accounted for approximately 44%, 47%, and 59% of net sales, respectively. The loss of any one of the Company's largest customers or the failure of any one of such customers to pay its accounts receivable on a timely basis could have a material adverse effect on the Company's business and financial condition. The Company's largest customer, Best Buy Co., Inc. ("Best Buy"), accounted for 24% and 35% of the Company's net sales during the years ended December 31, 1994 and 1995, respectively. In addition, as of December 31, 1995, Best Buy accounted for approximately $3.7 million, or 25.7%, of the Company's accounts receivable. As of March 31, 1996, the receivable owing by Best Buy was $3.1 million or 25.5% of the Company's accounts receivable. In January, 1996, Best Buy announced that it would be seeking more favorable terms for the payment of its obligations to its suppliers (including the Company) and the Company has made the accommodation to Best Buy. The Company has certain borrowing limitations which are based on the concentration of its receivables in any of a group of its largest customers. Under these limitations, a maximum of 30% of the Company's total receivables upon which borrowings are based may, at any given point in time, be attributable to the accounts receivable of Best Buy. Under these limitations, Best Buy must be rated in certain categories by Moody's Investor Services ("Moody's") or the North American Insurance Commissioners ("NAIC"). If Best Buy's credit is not rated in the agreed-to categories by one of the foregoing rating agencies, the availability of borrowings attributable to the Best Buy receivables are limited to a maximum of 10% of the Company's total receivables (unless the receivables are supported by a letter of credit or otherwise). There are similar concentration limits for the Company's other customers. Like Best Buy, certain of these customers must also have an agreed to credit rating assigned by Moody's or NAIC. Therefore, a downgrade in Best Buy's or any other major customer's credit rating is likely to adversely affect the Company's ability to borrow and, therefore, its business and financial condition. See "Business -- Marketing and Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risk of Product Returns and Other Liabilities. As is typical of the consumer electronics industry, the Company incurs expenses as a result of product returns. Such returns may result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies, and other causes which may be outside the Company's control. Regardless of the reason for such returns, products that are returned may generally be repackaged and resold only as "B goods" in accordance with applicable law, including regulations imposed by the Federal Trade Commission and similar state authorities regulating consumer trade. Such "B goods" are typically reconditioned and sold at lower prices than comparable non-returned goods. During the three years ended December 31, 1993, 1994, and 1995, product returns were approximately 10.4%, 13.5%, and 13.4% of units shipped. Although the Company attempts to recondition and remarket returned goods, only a portion of the cost and expense associated with product returns is recovered through the sale of such reconditioned goods. Any significant increase in the rate of product returns could have a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Design and Manufacture of Products."

     Product Liability. Although certain of the Company's products is approved through Underwriters' Laboratories or similar testing agencies, any product defect that results in personal injury that is not covered by the Company's insurance policies could have a material adverse effect upon the Company's business and financial condition. The Company maintains insurance to cover such risks; however, the adequacy of coverage in certain events may not be adequate to insure against all catastrophic product liability claims.

     Technological Availability and Limitations. The Company does not market high-end consumer electronic products, but instead relies upon sales of value-oriented products. The Company currently has no intention of expanding the Company's business into development of technology or other areas that would attempt to develop or exploit "cutting-edge" technological advances in the audio market. The Company does not and cannot devote a substantial portion of its funds to research and development with a view toward creating proprietary technology or advanced products. Instead, the Company relies on existing technology and on stylistic and performance-based variations applying available technologies in the conduct of its business. The Company is always subject to the risk that a technological development will result in the obsolescence of various of its products, including computer-based sound recording and duplicating equipment, or other technological developments that may result in competitive advantages to the developers of such technology. The Company is also subject to the risk that some technological or new product development will not be available, either due to third-party proprietary protection, cost, or otherwise, which could render the marketing of the Company's products difficult or not profitable due to competitive pressure from the new development. The Company is also subject to the risk that some technological advances will be achieved at a time when the technology is not available for incorporation into the products manufactured for the Company. In addition, the Company's success in the value-oriented niche of the consumer electronics market is dependent in part upon the continued development of advanced products and features by its larger competitors. In the event that such competitors do not develop, market, and sell advanced products (with the advanced technology, or versions thereof, eventually made available to the Company for inclusion in its own products) and, instead, devote their resources to the development and sale of products incorporating established technologies and features, the Company will be forced to compete directly with such larger competitors, which would have a material adverse effect on the Company's business and financial condition.

     Risk of Doing Business with China; Risk of Import Limitations. The Company's products are principally manufactured in the People's Republic of China (the "PRC") and elsewhere in Asia by contract manufacturers. The Company does not have long-term contracts with any of its manufacturers. Because the Company is reliant upon various foreign manufacturers for the design, sourcing, and manufacture of its products, the Company's business is subject to certain risks that are not inherent in businesses that rely principally upon domestic sources of supply. Manufacturing in the PRC and in other foreign countries is subject to a number of risks, including but not limited to transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls, loss of property or revenue from expropriation or political demands, and changes in governmental policies. While the Company to date has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future and possibly result in increases in costs and delays of, or interference with, product deliveries resulting in losses of sales and damage to customer relationships. Further, in 1996 the United States government must determine whether to continue to grant "most favored nation" status to the PRC. If the most favored nation status of the PRC were to terminate, or if changes in diplomatic relations between the United States and the PRC otherwise limit the ability to conduct business in the PRC and such termination or changes result in increased costs of production which reduce margins or sales volume, the Company's business could be materially adversely affected. Effective June 17, 1996, the United States government is imposing sanctions that involve tariffs on certain products manufactured in the PRC, including telephones and answering machines. These tariffs, if not lifted, will adversely affect the Company's ability to import and sell telephones made in the PRC. This could limit or eliminate the ability of the Company to expand its product line into telephones. Additionally, sanctions could be extended to other consumer electronic products, that would adversely affect the Company's ability to competitively price its products, until a non-PRC supplier was located. The Company believes that alternate sources of manufacturing are available if the need to change its sources were to arise, although there can be no assurance that shifting production to alternative facilities would not disrupt the Company's operations. Generally, the PRC and other countries in which the Company does business may not offer legal mechanisms to redress an unfair trade practice, contract breach, or other problem requiring the enforcement of contractual provisions or other redress. In the event of any damage to the Company resulting from the breach of a contract, the failure to fulfill manufacturing commitments, the taking of Company property, or other similar event creating a loss for the Company or interruption of its business, there may not be an adequate avenue of recourse against the parties responsible for such damages.


     The Company is party to a joint venture (the "Chinese Joint Venture") with a Chinese entity known as Chinese Southwest Computing Center (also known as Shenzhen Zhong Mao Yuan Industry Development Co. Ltd.). With respect to this Chinese Joint Venture, the Company is heavily dependent for management of the operation of the manufacturing facility upon third parties who are subject to domestic controls in the PRC. Additionally, labor practices in China vary substantially from the labor practices in the United States and in many other countries, and the imposition of those labor practices could have an effect on the ability of the Company to adequately operate the manufacturing facility. To the extent any political body, buying group, Company customer or other person with a material interest in the Company's products, or regulators responsible for oversight of the Company's business find any labor practice objectionable, either because of the perception that labor practices in a given country are inherently objectionable or otherwise, a boycott of the Company's products, regulatory action, or similar undertaking could adversely affect the Company's business. Further, because the Company's products are principally manufactured overseas and include product content that is primarily composed of components and materials from foreign sources, the Company is continually subject to the risk that consumers, retailers, and others will prefer one of the Company's competitors to the Company due to the source of the Company's products. Additionally, regulations could be imposed limiting the content of products or the source of their manufacture, which could adversely affect the Company's ability to import products into the United States or other countries in which the Company sells its products.

     Currency Risks. Although the Company currently effects most transactions in United States dollars and most of its sales are made in the United States, if the Company is able to expand its international operations to include sales in other countries, there may be situations where the Company is exposed to the risks associated with the fluctuation of foreign currencies relative to the United States dollar. Given the Company's plans for expansion into foreign markets, protecting the Company from currency fluctuations through currency hedging or otherwise could become a material part of the Company's financial planning. Further, general risks include currency instability and currency exchange losses when transactions are completed in currencies other than dollars, and the ability to repatriate earnings under existing exchange control laws. The Company attempts to effect all transactions in United States dollars to avoid the risk of currency fluctuations. However, the Company's Chinese operations could involve production of products and other business operations that rely upon a currency other than the United States dollar. No assurance can be given that an effective currency hedging policy could offset these currency risks. The Company will effect sales in Canada in Canadian dollars. Therefore, since most of the Company's products are purchased and financed with United States dollars, the Company must be attentive to the risk of relative fluctuations in these two currencies. As the Company's plans for increasing sales in Canada evolve, if at all, the relationship of the Canadian dollar to the U. S. dollar could have a material effect on the Company's business, and extreme currency fluctuations in these two currencies, relative to each other, could affect the Company's margins on products sold in Canada, absent an effective hedging policy.

     Bankruptcy of Bercor. The Company acquired the Craig brand name and certain other assets from Bercor, Inc. ("Bercor") in 1989. Bercor operated the business currently conducted by the Company as its Craig Consumer Electronics Division, which the Company believes comprised approximately 20% of Bercor's overall business. In 1988, Bercor sought protection under the United States Bankruptcy Code and ceases to exist today. Although the Company purchased the Craig brand name and other assets and not the entire business of Bercor, the Company believes that Bercor's insolvency was due in part to certain of the business risks that continue to affect the business of the Company. In the case of Bercor, the events that led to its insolvency included the inability to obtain suitable financing for products and diminished margins due to extreme competitive pressures, among other causes or risks that the Company confronts in conducting business as a value-oriented designer and marketer of consumer electronic products. Richard Berger, the Company's President, Chief Executive Officer and Chairman, was a founder, executive officer, and director of Bercor. See "The Company" and "Management."

     Reliance on Proprietary Protection; Risk of Infringement. The Company's ability to compete successfully is highly dependent upon the Company's continued ability to exploit the name CRAIG(R) under which the Company's products are branded and sold. The Company has registered its trademarks for each of its brand names in the United States and believes that such trademarks are valid and provide the Company with the right to exploit those trade and brand names. However, in the event that the Company's trade or brand names are successfully contested, the Company could be enjoined or restricted in its use of such trade and brand names or required to pay damages, either of which would have a material adverse effect on the Company's business and financial condition. The Company also maintains trademarks in several foreign countries. The Company's ability to exploit foreign markets using the Craig name will be highly dependent upon the proprietary protection available in these various foreign countries. Among the countries in which the Company intends to expand its business and distribution, the Company has registered its trademarks and is not aware of any dispute with respect to those marks except disputes pending in Paraguay and Argentina. The Company's inability to perfect or exploit its trade name in any particular country could limit or prohibit the Company from entering into any such country's market with such trade name. See "Business -- Proprietary Protections and Trademarks."

     Although the Company believes that its product designs have been independently developed, there can be no assurance that such designs do not or will not infringe on the proprietary rights of others. In the event that a Company product infringes on the proprietary rights of others, the Company could be enjoined from selling particular products and be required to pay damages, either of which could have a material adverse effect on the Company's business and financial condition. The Company relies generally upon its contract manufacturers to attempt to assure that the proprietary rights in components included in the Company's products belong or are appropriately licensed to its manufacturers. Because the Company has no patents pertaining to its products, it may be possible for third-parties to copy certain portions of the Company's product designs to the Company's detriment. See "Business -- Proprietary Protections and Trademarks."

     Risk of Retail Sales. The Company is subject to the same economic factors that impact virtually any designer or manufacturer of retail-oriented products. Particularly, costs of materials, insurance, inflation, currency fluctuations (with respect to international sales), transportation (and thereby fuel), obsolescence, and retail sector and general economic conditions can impact consumer demand in general and for the Company's products in particular. These factors could have a material adverse effect on the Company's margins, business, and financial condition.

     Key Personnel. The Company is highly dependent on the services of Richard Berger, its Chairman of the Board, President, and Chief Executive Officer. Particularly, the Company is presently dependent upon Mr. Berger and his relationships with foreign manufacturers to continue an uninterrupted supply of the Company's products and to engage the appropriate personnel to design and manufacture the Company's products at prices that enable the Company to compete within the consumer electronics industry. Timing with respect to specific products or product categories can be critical, and the Company currently relies on Mr. Berger to direct the quantity and timing of each product or line of products acquired. Although the Company believes it has an experienced and talented management group, the loss of Mr. Berger could have a material adverse effect on the Company's business and financial condition. The Company has entered into a three-year employment agreement with Mr. Berger. Although the Company maintains key man life insurance in the face amount of $1,000,000 on the life of Mr. Berger, the amount of such insurance and the timing of payment thereunder may not be adequate to offset the business interruption that could be associated with the loss of Mr. Berger's services. See "Management."


     Control by Management and Existing Stockholders. Upon consummation of this Offering, the present directors, executive officers and principal stockholders of the Company and their affiliates will, in the aggregate, beneficially own in excess of 50% of the outstanding Common Stock. These stockholders, acting together, will have the ability to control the election of the Company's directors and most other stockholder actions and, as a result, direct the Company's affairs and business. Such concentration may have the effect of delaying or preventing a change of control of the Company. See "Principal and Selling Stockholders."



     Immediate Substantial Dilution. Purchasers of the shares of Common Stock offered hereby will experience immediate substantial dilution of $2.53 per share, or 46% of their investment, based upon the net tangible book value of the Company at March 31, 1996. As a result, the purchasers of the shares of Common Stock offered hereby will bear a disproportionate part of the financial risk associated with the Company's business while effective control will remain with the existing stockholders and management. See "Dilution."


     No Prior Public Market for Common Stock; Risk of Limited Market. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not drop below the initial public offering price. In the absence of an active trading market, stockholders may not have the liquidity necessary to readily dispose of their shares of Common Stock. See "Underwriting."

     No Correlation Between Offering Price and Value of Shares. The initial public offering price of the Common Stock has been determined by negotiation between the Company and the Representative and does not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition, or any other established criteria of value. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that the Common Stock will trade at market prices in excess of the initial public offering price, as prices for the Common Stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the Common Stock, investor perception of the Company, quarter-to-quarter variations in operating results, changes in earnings estimates by analysts following the Company, if any, and general factors affecting the consumer electronics industry, as well as general economic, political, and market conditions. In addition, stock prices of many companies in the consumer electronics industry may fluctuate widely for reasons which may be unrelated to operating results. Due to analysts' expectations of continued growth, if any, and the high price/earnings ratio at which the Common Stock may trade, any shortfall in expectations could have an immediate and significant adverse effect on the trading price of the Common Stock.

     No Dividends. The Company's current policy will be to retain earnings, if any, to increase its available equity and borrowings for the expansion of the Company's business and for other corporate purposes. The Company does not intend to pay any cash dividends in respect to the Common Stock for the foreseeable future. The payment of cash dividends by the Company on its Common Stock is restricted by the terms of the Company's current credit facility. Future borrowings may contain similar restrictions. See "Use of Proceeds" and "Dividend Policy."

     Representative's Potential Influence on the Market. It is anticipated that a significant number of the shares of Common Stock being offered hereby will be sold to clients of the Representative. Although the Representative has advised the Company that it currently intends to make a market in the Common Stock following this Offering, it has no legal obligation, contractual or otherwise, to do so. The Representative, if it becomes a market maker, could be a dominating influence in the market for the Common Stock, if one develops. The prices and the liquidity of the Common Stock may be significantly affected by the degree, if any, the Representative participates in such market. There is no assurance that any market activities of the Representative, if commenced, will be continued.

     Recently Formed Representative May be Unable to Complete Offering or Make a Market. The Representative was formed in March 1995 and has limited prior experience with public offerings. However, the Chairman, the Vice Chairman, the Senior Vice President, and the Director of Corporate Finance of the Representative have prior experience with public offerings. The Chairman of the Representative has been in the securities industries for more than 11 years. He was associated with various national financial firms, including as a registered principal and a registered representative. The Vice Chairman of the Representative has been in the securities industry for over 20 years, during which time he served in various capacities, including executive officer and registered principal and representative, of various firms providing back office and related services to the securities industry, and was employed in various capacities by the National Association of Securities Dealers, Inc. Nonetheless, due to the Representative's limited history, there is no assurance that the Offering will be completed or, if completed, that an active trading market for the Common Stock will develop. The Representative is not affiliated with the Company or any controlling person of the Company. See "Underwriting."

     Shares Eligible for Future Sale. Although the principal stockholders of the Company have agreed not to sell their shares for one year following the date of this Prospectus, at that time the shares owned by such principal stockholders will be eligible for sale in the public market, subject to the volume and other limitations of Rule 144 adopted under the Securities Act of 1933 ("Securities Act") by the Securities and Exchange Commission. Additionally, because the principal stockholders have the ability to elect a majority of the Board of Directors of the Company, such stockholders could cause the Company to register the shares owned by the principal stockholders under the Securities Act and thereby make them available for distribution without regard to the volume and other limitations imposed under Rule 144. Any substantial offering by the principal stockholders or sale of substantial amounts of unregistered shares under Rule 144 could have a material adverse effect on the market price of the Company's Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     In 1989, the Company acquired certain assets of an operating division of Bercor, Inc. ("Bercor"), a publicly-owned company. Bercor was, in turn, the successor to Craig Corporation, which began to market and sell consumer electronics products under the "Craig" brand name during the late 1950's. Craig Corporation went public during 1968 and was listed on the New York Stock Exchange.

     In 1985, Craig Corporation sold its consumer electronics division, along with the rights to use the name "Craig" to Bercor, a publicly-owned distribution company which distributed numerous products for other manufacturers, including appliances, toys, hair care products, stationery, and other products that are not sold by the Company. Bercor continued to distribute other manufacturers' products and other non-proprietary and other non-branded products as an independent distributor and reseller. The Company believes that the business currently conducted by the Company constituted approximately 20% of the business of Bercor by 1988. During the late 1980's, Bercor suffered from the growth of mass merchandising and increasing direct sales by manufacturers as well as other pressures endemic to independent distribution businesses during such period. Bercor filed for bankruptcy protection pursuant to Chapter 11 of the United States Bankruptcy Code on June 23, 1988.

     Bercor, of which Richard Berger was a founder, executive officer, and director, attributed its need to file for bankruptcy to an unwillingness of major suppliers to extend credit, difficulties in obtaining necessary capital for operations from its principal secured lenders (a function of the collectability of receivables, excess inventory in certain product categories, and obsolescence), and excessive operating expenses given the cash flow impact of the receivable and inventory problems that affected product supply and, in turn, sales, in addition to the aforementioned problems endemic to the independent distribution business.

     The Company acquired the assets of what was then the Craig Consumer Electronics Division of Bercor pursuant to a Plan of Reorganization dated June 20, 1989 (the "Plan of Reorganization"). Since 1989, the Company has continued to operate the business formerly conducted by the Craig Consumer Electronics Division of Bercor. As part of the Plan of Reorganization, certain creditors of Bercor received shares of capital stock of the Company. The shares of Common Stock held by the Company's four principal stockholders (including the shares distributed to former creditors of Bercor) were acquired by BJRM, Inc., an affiliate of such stockholders, which was merged with the Company in December of 1992. The merger resulted in the four principal stockholders owning all of the capital stock of the Company.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,262,500 shares offered by the Company hereby at an offering price of $5.50 per share, are estimated to be approximately $5,700,000 after deducting underwriting discounts and commissions and estimated offering expenses, and a $50,000 fee payable to Alan Wishnow upon consummation of the Offering. See "Underwriting." The Company currently intends to use substantially all of the estimated net proceeds of this Offering to pay down its existing revolving credit line.



     The Company maintains a $40 million revolving line of credit secured by inventory and receivables which is provided by a syndicate of banks led by BT Commercial Corporation ("BTCC"), as agent. The other banks in the syndicate include NationsBank of Texas, Sanwa Business Credit, and LaSalle National Bank. Under the terms of the credit line with BTCC, interest accrues at alternative rates depending upon an election by the Company. The Company has undertaken to make the "LIBOR" election and pays interest on the BTCC loan at the rate of the London Interbank Offered Rate, plus 2.75%, although a rate tied to the prime rate may be elected from time to time. The Company's loan agreement and the term of the loan expire on August 5, 1997, although they are renewable for two one-year terms if no event of default shall have occurred and be continuing. The loan agreement with BTCC includes various covenants including those related to the financial condition of the Company. These financial covenants include a covenant to maintain a certain tangible net worth (which required tangible net worth was $5.9 million and $5.2 million on December 31, 1995 and March 31, 1996, respectively), an acceptable ratio of funded debt to earnings before interest, taxes, depreciation and amortization (which required ratio was 6.9 to 1 and 6.0 to 1 on December 31, 1995 and

March 31, 1996, respectively), and an interest coverage ratio of earnings to interest expense (which required ratio was 1.5 to 1 and 1.6 to 1 on December 31, 1995 and March 31, 1996, respectively). Additionally, the loan agreement imposes restrictions on capital expenditures, the incurrence of additional indebtedness, and the imposition of liens, and restricts the payment of dividends. The Company believes that it is in compliance or has obtained waivers with respect to any violations of the financial and other material covenants set forth in its loan agreement with BTCC. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


     The foregoing represents the Company's best estimates of its use of the net proceeds of this Offering based upon its present plans, the state of its business operations, and current conditions in the consumer electronics industry. The Company reserves the right to change the use of the net proceeds if unanticipated developments in the Company's business or business opportunities, or changes in economic, regulatory or competitive conditions in the industry, make shifts in the allocations of net proceeds necessary or desirable. Pending such uses, the net proceeds will be invested in investment grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY


     Since its inception, the Company has not declared or paid any dividends on shares of its Common Stock. The Company has previously paid dividends on its outstanding Series A Preferred Stock, and has accrued dividends on the Series A Preferred Stock during the years ended December 31, 1994 and 1995. Prior to the date of this Prospectus, the 250,000 outstanding shares of Series A Preferred Stock were converted into 1,733,330 shares of Common Stock. Prior to the conversion, the four holders of the Company's Common Stock owned all of the Series A Preferred Stock. On the date hereof, the Company will deliver separate subordinated notes for a total of $780,798, reflecting the Company's long-term obligation to pay accumulated, unpaid dividends on its Series A Preferred Stock to its four preferred stockholders. Each subordinated note is a general unsecured obligation maturing in four years. These subordinated notes bear interest at the rate of 10% per annum. Semi-annual interest payments shall commence November 1, 1996 and semi-annual, fully amortized principal repayments shall commence May 1, 1997. Under the terms of the subordinated notes, the four holders of the Series A Preferred Stock will agree to subordinate the Company's obligation to pay the accumulated dividend to payment of all amounts owing to any secured lenders, and all trade vendors of the Company, and acknowledge that no payment will be made to the extent that such payment would cause any violation or default of any material agreement to which the Company is a party, including its existing loan agreement with BTCC. See "Principal and Selling Stockholders" and "Certain Transactions."


     The Company's loan agreement with BTCC limits the payment of dividends. The Company intends to retain all available funds for use in its business and therefore does not expect to pay any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION


     The following table sets forth (i) the actual capitalization of the Company as of March 31, 1996, and (ii) the as adjusted capitalization of the Company after giving effect to the Recapitalization and sale of the 1,262,500 shares of Common Stock offered by the Company hereby at an initial public offering price of $5.50 per share, after deducting underwriting discounts and commissions and the estimated expenses of the Offering, and the application of the net proceeds therefrom as set forth in "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes thereto included elsewhere in this Prospectus.



                                                                            MARCH 31, 1996
                                                                            (IN THOUSANDS)
                                                                      --------------------------
                                                                      (UNAUDITED)  (UNAUDITED)
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                      -------     --------------
Short-term debt, including line of credit.........................    $11,336        $ 11,336
                                                                      =======     ===========
Long-term debt, including capital leases..........................         84              84
Notes payable to related parties..................................        982             982
Total long-term debt..............................................      1,066           1,066
Stockholders' Equity:
  Preferred stock, $.01 par value, 1,000,000 shares authorized;
     250,000 shares of Series A Preferred Stock issued and
     outstanding, none issued or outstanding, as adjusted(2)......      2,500              --
  Common stock, $.01 par value, 15,000,000 shares authorized;
     6,405,995 shares issued and outstanding, 3,396,941 shares
     issued and outstanding, as adjusted(2).......................         64              34
  Additional paid in capital......................................        815           9,045
  Retained earnings...............................................      1,007           1,007
                                                                      -------     -----------
     Total equity.................................................      4,386          10,086
                                                                      -------     -----------
       Total capitalization.......................................    $ 5,452        $ 11,152
                                                                      =======     ===========


- ---------------


(1) Adjusted to reflect the sale by the Company of 1,262,500 shares of Common Stock at an assumed offering price of $5.50 per share, and the application of the estimated net proceeds therefrom.



(2) Prior to the effective date of this Prospectus, the Company effected a recapitalization resulting in the conversion of 250,000 shares of Series A Preferred Stock into 1,733,330 shares of Common Stock and a subsequent 3.81-to-one reverse stock split resulting in the conversion of 8,139,325 shares of Common Stock into 2,134,441 outstanding shares of Common Stock. See "Certain Transactions" and "Description of Capital Stock."

                                    DILUTION


     The net tangible book value of the Company's Common Stock at March 31, 1996 was approximately $4,258,000, or $1.99 per share. Net tangible book value per share represents the amount of total tangible assets less liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 1,262,500 shares of Common Stock offered hereby at the price of $5.50 per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom, the pro forma, net tangible book value of the Company at March 31, 1996 would have been approximately $10,086,000, or $2.97 per share. This represents an immediate dilution in net tangible book value of $2.53 per share to purchasers of shares of Common Stock offered hereby and an immediate increase in net tangible book value of $.98 per share to existing stockholders. The following table illustrates this per share dilution:



    Initial public offering price per share..............................            $5.50
      Net tangible book value per share at March 31, 1996................  $1.99
      Increase in net tangible book value per share attributable to new
         investors.......................................................    .98
                                                                           -----
    Pro forma, as adjusted, net tangible book value per share after
      Offering...........................................................             2.97
                                                                                     -----
    Dilution per share to new investors..................................            $2.53
                                                                                     =====



     The following table summarizes, as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by purchasers of the shares of Common Stock offered hereby (at the initial public offering price of $5.50 per share before deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company).



                                         SHARES PURCHASED        TOTAL INVESTMENT        AVERAGE
                                        -------------------    ---------------------      PRICE
                                         NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                        --------    -------    ----------    -------    ---------
    Existing Stockholders(1)..........  2,134,441       63%    $3,379,360        33%      $1.58
    New Stockholders..................  1,262,500       37      6,943,750        67       $5.50
                                        ---------   -------    -----------   ---- ---
      Total...........................  3,396,941      100%    $10,323,110      100%
                                        =========   =======    ===========   =======


- ---------------


(1) Excludes 402,000 shares of Common Stock issuable upon exercise of outstanding stock options, 365,559 shares issuable to Messrs. Berger and Miller pursuant to outstanding stock options, the 37,500 shares to be sold by the Company pursuant to the Underwriters' over-allotment option, if exercised, and the 125,000 shares of Common Stock issuable upon exercise of the Representative's Warrants. See "Management" and Note 7 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA


     The following selected statement of income data for each of the three years in the period ended December 31, 1995, and the balance sheet data as of December 31, 1994, and 1995, are derived from and qualified by the audited financial statements and the related notes thereto included elsewhere in this Prospectus that have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. The statement of income data set forth below with respect to the years ended December 31, 1991 and 1992 and the balance sheet data as of December 31, 1993, are derived from audited financial statements of the Company not included in this Prospectus. The financial data for the three months ended March 31, 1995 and 1996 and as of March 31, 1996 have been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. Operating results for the three months ended March 31, 1996 are not indicative of the results for a full fiscal year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and the related notes thereto included elsewhere in this Prospectus.



                                                                                                QUARTER ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)           (UNAUDITED)
STATEMENT OF INCOME DATA:
Audio sales...............................  $26,897   $34,052   $53,029   $71,432   $80,710   $13,113   $12,825
Video sales...............................   18,791    45,256    48,186    34,207     7,966     4,619       565
                                            -------   -------   -------   -------   -------   -------   -------
Net sales.................................   45,688    79,308   101,215   105,639    88,676    17,732    13,390
Cost of goods sold........................   38,015    69,292    89,359    91,334    74,324    15,626    11,459
                                            -------   -------   -------   -------   -------   -------   -------
Gross profit..............................    7,673    10,016    11,856    14,305    14,352     2,106     1,931
                                            -------   -------   -------   -------   -------   -------   -------
  Selling expenses........................    2,818     3,361     4,809     5,165     4,664       986       750
  General and administrative expenses.....    3,235     4,111     4,611     6,681     6,336     1,371     1,421
  Product development expenses............      324       346       105       163       200        36        37
                                            -------   -------   -------   -------   -------   -------   -------
Operating expenses........................    6,377     7,818     9,525    12,009    11,200     2,393     2,208
                                            -------   -------   -------   -------   -------   -------   -------
Operating income (loss)...................    1,296     2,198     2,331     2,296     3,152      (287)     (277)
Interest expense, net.....................      740     1,029     1,221     1,692     2,200       536       382
                                            -------   -------   -------   -------   -------   -------   -------
Income (loss) before tax provision
  (benefit)...............................      556     1,169     1,110       604       952      (823)     (659)
Provision for taxes (income tax
  benefit)................................       39       182        37        71       161      (139)     (111)
Extraordinary item........................       --        50        --        --        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
Net income (loss).........................  $   517   $   937   $ 1,073   $   533   $   791   $  (684)  $  (548)
                                            =======   =======   =======   =======   =======   =======   =======
Pro-forma net income (loss) per share
  (1).....................................                                          $  0.33             $ (0.26)
Weighted average shares outstanding (2)...                                            2,373               2,134
                                                                                    =======             =======



                                                        YEAR ENDED DECEMBER 31,          MARCH 31,
                                                    -------------------------------     -----------
                                                     1993        1994        1995          1996
                                                    -------     -------     -------     -----------
                                                            (IN THOUSANDS)              (UNAUDITED)
BALANCE SHEET DATA:
Working capital...................................  $ 4,533     $ 3,528     $ 3,705       $ 3,222
Total assets......................................   33,716      41,145      32,530        28,239
Notes payable under revolving line of credit......   14,478      20,914      15,530        11,336
Subordinated debt and capital lease obligations,
  net of current portion..........................      -0-         634       1,048         1,043
Stockholders' equity..............................    4,486       4,581       4,934         4,386


- ---------------
(1) Pro-forma net income per share reflects the pro forma effect of the Recapitalization undertaken upon the effectiveness of this Prospectus and prior to consummation of sales of Common Stock in this Offering. See Note 10 to the Notes to Financial Statements.


(2) Pro-forma weighted average number of shares outstanding is calculated based on the number of shares outstanding after the Recapitalization, while giving effect to the sale of the 1,262,500 shares of Common Stock sold in this Offering and the dilutive effect of the outstanding stock options.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the financial statements and related notes thereto included elsewhere in this Prospectus.

OVERVIEW AND OPERATING HIGHLIGHTS

     The Company derives substantially all of its revenues from sales of consumer electronics products, including audio electronic products such as home and mobile sound systems and, previously, video products such as televisions and video cassette recorders. Because the Company has experienced lower and declining gross margins on sales of video products, the Company's current strategy is to curtail sales of its video products and focus its resources on sales of audio products, which have generated higher gross margins than video items. The Company does not anticipate substantial sales of video products for the foreseeable future.

     The Company attempts to order products and maintain inventory controls in an effort to control the costs and risks of inventory obsolescence and the retention of significant inventories, either of which results in financing and other costs. This inventory management philosophy is frequently difficult to implement. Such difficulty is increased by the relatively long product development and ordering cycle and the unpredictability of consumer demand. Maintaining inventory levels at or just above normal demands throughout the year is critical, given the Company's capital requirements and limitations.

     The Company is subject to significant risks in connection with its inventory management. Particularly, in order to assure an adequate supply of products to meet the relatively high demand for products during the third and fourth quarter of each year, the Company must commit to acquire products six to nine months in advance of delivery, which commitment is based on the Company's forecast of its customers' orders. If the Company underestimates its need for inventory, the Company may have to pay a significant premium to obtain necessary manufacturing time or may be unable to provide customers with the desired products in the quantities requested. In such event, profit margins, sales and/or customer relationships could be materially adversely affected. Similarly, if the Company overestimates its inventory needs, the Company will be required to reduce prices in order to dispose of such inventory, thereby adversely affecting its profit margins, if any. In order to operate successfully, the Company must adequately plan, time, and budget its acquisition of inventory in each product category so as to avoid the need for significant cost increases or price reductions in any product or product category. To the extent the Company is unable to do so or incurs delays in delivery, or fails to adequately forecast prices and demand or reduce costs when necessary, the Company's business and financial condition could be materially adversely affected.


     The Company's business is highly seasonal, with operating results varying substantially from quarter to quarter. Sales tend to be lowest in the first and second quarters and highest in the third and fourth quarters of the calendar year. The Company has experienced losses during the first and second quarters in the past and will likely experience such seasonal losses in the future. The Company experienced an operating loss of approximately $277,000 and a net pre-tax loss of approximately $659,000 in the first quarter of 1996. In order to facilitate sales during the year-end buying season, the Company must make financial commitments and pay for product inventory well in advance of any sales of such inventory. As a result, if the timing or amount of customer orders, neither of which the Company can control, fall below the Company's expectations, operating results and cash flow could be materially adversely affected if expenses based on these expectations have already been incurred.


     The Company's product development activities generally involve designing products from various prototypes manufactured by large consumer electronics manufacturers. These designs generally involve the modification and application of existing available technologies. The Company's product development is therefore generally focused on selection of features, cosmetic design, and obtaining a cost-effective means to incorporate available technology into the Company's products rather than attempting to develop new technology. Product development costs are those costs typically associated with the Company's cosmetic design, testing, and features of its products.

     Net sales represent gross sales after excluding product returns, but include the resale of reconditioned products. For 1993, 1994, and 1995, product returns approximated 10.4%, 13.5%, and 13.4%, respectively, of total units shipped. Any increase in the rate of product returns would have a material adverse effect on the Company's business and financial condition.

     The Company's sales are concentrated among its largest customers. During 1993, 1994, and 1995, sales to the Company's top five customers accounted for approximately 44%, 47%, and 59% of net sales, respectively. Approximately 25%, 24%, and 35% of net sales were attributable to Best Buy, during such periods. The Company is therefore highly dependent upon its largest customers, and its business and financial condition could be adversely affected to the extent that any of its largest customers discontinued the purchase of the Company's products for any reason, including general economic conditions affecting the demand for products at the Company's price point or other conditions affecting business of any particular retail chain or other large customer. The Company expects that concentration of sales will continue.

     The Company's selling expenses are composed of both variable expenses, which generally correlate to sales levels, and non-variable expenses. Variable expenses averaged approximately 70% of selling expense over the past three years, and include primarily commissions, freight, and promotional expenses. Non-variable expenses include, among other customary selling expenses, the costs of attendance at the Consumer Electronics Show and other trade shows. General and administrative expenses typically include office and warehouse space and payroll, among other customary general and administrative expenses.

     The Company opened an office in Hong Kong in February 1994, to facilitate acquisition of products in a timely fashion and to promote the Company's relationships with its contract manufacturers. In August 1995, the Company entered into a Chinese Joint Venture, of which it is a 50% owner. The Chinese Joint Venture operates a reconditioning and assembly facility in Shenzhen, PRC. The facility is currently intended to serve only as a reconditioning facility. In January 1996, the PRC reconditioning facility began operations. The Company made a capital investment in the Chinese Joint Venture of approximately $350,000.

     Taxes were not material to the Company's financial condition during the years ended December 31, 1993 and 1994, due to the ongoing availability of a net operating loss ("NOL") carryforward. During the year ended December 31, 1995, the Company applied a portion of its NOL carryforward to the reduction of its federal income taxes. The State of California, the Company's principal place of business, also has an income tax imposed on corporations subject to its jurisdiction. In California, the availability and use of NOL carryforwards has been severely limited, and during the year ended 1995, the Company incurred state income taxes of $146,077 that were not subject to any reduction by reason of the availability of NOL carryforwards. When reviewing the financial statements and related notes thereto appearing elsewhere in this Prospectus, provision for state income taxes should be taken into account inasmuch as it is not anticipated that the NOL carryforwards will be available to reduce tax liabilities to the State of California. There can be no assurance that the availability and use of NOL carryforwards to reduce federal tax liabilities will be continued in the future or that future legislation or the sale of securities will not limit or eliminate the Company's use of NOL carryforwards. As of December 31, 1995, the Company had an NOL carryforward for federal income tax purposes of approximately $5,101,000.


     During the first quarter of 1996, the Company recognized a tax benefit of approximately $110,000 which represents the projected quarterly tax benefit to be realized by the Company as a result of the use of NOL carryforwards in 1996. No assurances can be given, however, that the Company's results of operations for 1996 will enable it to utilize the NOL carryforwards as projected.



     Prior to the date of this Prospectus, the Company effected a recapitalization pursuant to which 250,000 outstanding shares of Series A Preferred Stock were converted into 1,733,330 shares of the Company's Common Stock. Immediately upon conversion of the Series A Preferred Stock, the Company effected a 3.81-to-one reverse stock split resulting in the 2,134,441 shares of Common Stock issued and outstanding immediately prior to the completion of the Offering (the "Recapitalization").

RESULTS OF OPERATIONS


     The following tables set forth various items both in dollars and as a percentage of net sales for the five years ended December 31, 1991, 1992, 1993, 1994, and 1995, and for the quarterly periods ended March 31, 1995 and 1996.



                                                                                      QUARTER ENDED
                                              YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS)                       (UNAUDITED)
Audio sales.....................  $26,897   $34,052   $53,029   $71,432   $80,710   $13,113   $12,825
Video sales.....................   18,791    45,256    48,186    34,207     7,966     4,619       565
                                  -------   -------   -------   -------   -------   -------   -------
Net sales.......................   45,688    79,308   101,215   105,639    88,676    17,732    13,390
Cost of goods sold..............   38,015    69,292    89,359    91,334    74,324    15,626    11,459
                                  -------   -------   -------   -------   -------   -------   -------
Gross profit....................    7,673    10,016    11,856    14,305    14,352     2,106     1,931
                                  -------   -------   -------   -------   -------   -------   -------
Selling expenses................    2,818     3,361     4,809     5,165     4,664       986       750
General and administrative
  expenses......................    3,235     4,111     4,611     6,681     6,336     1,371     1,421
Product development expenses....      324       346       105       163       200        36        37
                                  -------   -------   -------   -------   -------   -------   -------
Operating expenses..............    6,377     7,818     9,525    12,009    11,200     2,393     2,208
Operating income (loss).........    1,296     2,198     2,331     2,296     3,152      (287)     (277)
Interest expense, net...........      740     1,029     1,221     1,692     2,200       536       382
                                  -------   -------   -------   -------   -------   -------   -------
Income (loss) before provision
  for taxes.....................      556     1,169     1,110       604       952      (823)     (659)
Provision for taxes (income tax
  benefit)......................       39       182        37        71       161      (139)     (111)
Extraordinary item..............       --        50        --        --        --        --        --
                                  -------   -------   -------   -------   -------   -------   -------
Net income (loss)...............  $   517   $   937   $ 1,073   $   533   $   791   $  (684)  $  (548)
                                  =======   =======   =======   =======   =======   =======   =======



                                                                                       QUARTER ENDED
                                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                                    ---------------------------------------------     ---------------
                                    1991      1992      1993      1994      1995      1995      1996
                                    -----     -----     -----     -----     -----     -----     -----
                                                                                        (UNAUDITED)
Audio sales.....................     58.9%     42.9%     52.4%     67.6%     90.8%     74.0%     95.8%
Video sales.....................     41.1      57.1      47.6      32.4       9.2      26.0       4.2
                                    -----     -----     -----     -----     -----     -----     -----
Net sales.......................    100.0     100.0     100.0     100.0     100.0     100.0     100.0
Cost of goods sold..............     83.2      87.4      88.3      86.5      83.8      88.1      85.6
                                    -----     -----     -----     -----     -----     -----     -----
Gross profit....................     16.8      12.6      11.7      13.5      16.2      11.9      14.4
Selling expenses................      6.2       4.2       4.7       4.9       5.3       5.6       5.6
General and administrative
  expenses......................      7.1       5.2       4.6       6.3       7.1       7.7      10.6
Product development expenses....      0.7       0.4       0.1       0.1       0.2        .2        .3
                                    -----     -----     -----     -----     -----     -----     -----
Operating income (loss).........      2.8       2.8       2.3       2.2       3.6      (1.6)     (2.1)
Interest expense, net...........      1.6       1.3       1.2       1.6       2.5       3.0       2.8
                                    -----     -----     -----     -----     -----     -----     -----
Income (loss) before provision
  for taxes (benefit)...........      1.2       1.5       1.1       0.6       1.1      (4.6)     (4.9)
Provision for taxes (income tax
  benefit)......................      0.1       0.2        --       0.1       .20       (.7)      (.8)
Extraordinary item..............       --       0.1        --        --        --        --        --
                                    -----     -----     -----     -----     -----     -----     -----
Net income (loss)...............      1.1%      1.2%      1.1%      0.5%      0.9%     (3.9)%    (4.1)%
                                    =====     =====     =====     =====     =====     =====     =====

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND 1995

     Net sales. Net sales decreased by $16.9 million, or 16.0%, from $105.6 million in 1994 to $88.7 million for 1995. The decrease is primarily a function of the planned reduction in sales of video products. Due to the Company's efforts to reduce the sales of lower-margin video products, sales of such video products decreased by $26.2 million, or 76.6%, from $34.2 million in 1994 to $8.0 million in 1995. Home and portable audio and mobile audio sales increased by $9.3 million, or 13%, from $71.4 million in 1994 to $80.7 million in 1995.

     Gross profit. Gross profit increased by $0.1 million, or 1.0%, from $14.3 million in 1994 to $14.4 million for 1995. As a percent of sales, gross profit increased from 13.5% in 1994 to 16.2% in 1995. The increase in the gross profit margin is directly attributable to increased sales of higher-margin audio products and a decrease in sales of lower-margin video products.

     Selling expenses. Selling expenses decreased $0.5 million, or 9.6%, from $5.2 million in 1994 to $4.7 million in 1995. The reduction in selling costs is directly attributable to the corresponding decrease in net sales.

     General and administrative expenses. General and administrative expenses decreased $0.4 million, or 6.0%, from $6.7 million in 1994 to $6.3 million in 1995. The decrease in general and administrative expenses is primarily due to an increase in operating efficiencies in the Company's reconditioning operations.

     Product development expenses. Product development expenses, which are not included in the foregoing discussion with respect to selling or general and administrative expenses, increased $37,000, or 22.7%, from $163,000 in 1994 to $200,000 in 1995.

     Interest expense. Interest expense increased $0.5 million, or 29.4%, from $1.7 million for 1994 to $2.2 million in 1995. Interest expense increased both in absolute numbers and as a percentage of sales as a result of higher average interest rates paid on the Company's borrowings.

     Net income. Net income increased from $533,000 in 1994 to $791,000 in 1995. As in prior years, net income was affected by the application of the Company's NOL carryforward, which resulted in a federal tax savings of approximately $389,000 in 1995. During 1995, the NOL carryforward, by reason of changes in California law, could not be applied to reduce California income taxes to which the Company is subject by reason of its principal business location in that state. During 1994, net income was increased by reason of the application of the NOL to both federal and California state taxes, totalling $329,000 in tax savings for that year. The Company does not anticipate and cannot assure that the NOL carryforward will have a material beneficial effect on the Company's financial condition and results of operations in the future.

COMPARISON OF YEARS ENDED DECEMBER 31, 1993 AND 1994

     Net sales. Net sales increased by $4.4 million, or 4.3%, from $101.2 million in 1993 to $105.6 million in 1994. The increase in net sales was primarily due to increased audio sales, increased marketing efforts, and increased dealer and consumer acceptance of the Company's audio products. During this time period, video sales decreased by $14 million, or 29.1%, from $48.2 million to $34.2 million, while audio sales increased $18.4 million, or 34.7%, from $53.0 million to $71.4 million.

     Gross profit. Gross profit increased $2.4 million, or 20.2%, from $11.9 million in 1993 to $14.3 million in 1994. Gross profit for 1994 increased in both absolute numbers and on a percentage-of-sales basis as compared to 1993. The Company realized a 20.2% increase in gross profit in 1994 although revenues increased by only 4.3%. As a percentage of sales, gross profit was 11.7% for 1993 and 13.5% for 1994. This increase in gross profit is primarily attributable to the greater margins obtained as a result of the Company's product mix away from video products, and a focus on higher-margin audio products.

     Selling expenses. Selling expenses increased $0.4 million, or 8.3%, from $4.8 million in 1993 to $5.2 million in 1994. The increase is attributable to increased variable selling expenses due to increased sales. Selling expense remained essentially the same as a percentage of sales in 1993 as compared to 1994.

     General and administrative expenses. General and administrative expenses increased $2.1 million, or 45.7%, from $4.6 million in 1993 to $6.7 million in 1994. This increase is primarily due to the expansion of the Company's quality control operations, the establishment of the reconditioning facility in Cerritos, and the establishment of the Hong Kong office.

     Product development expenses. Product development expenses increased $58,000, or 55.2%, from $105,000 in 1993 to $163,000 in 1994.

     Interest expense. Interest expense increased $0.5 million, or 41.7%, from $1.2 million in 1993 to $1.7 million in 1994. The increase was primarily due to the Company's increased borrowings on its lines of credit, as well as a higher average interest rate on the Company's borrowings.

     Net income. Net income decreased from $1.1 million in 1993 to $533,000 in 1994. An NOL carryforward was applied to achieve a tax savings of $578,000 during 1993 and $329,000 during 1994.


COMPARISON OF QUARTERS ENDED MARCH 31, 1995 AND 1996



     Net sales. Net sales decreased by $4.3 million, or $24.5%, from $17.7 million during the first quarter of 1995 to $13.4 million for the quarter ended March 31, 1996. The decrease is primarily a result of the continuing shift away from lower margin video products. Home and portable audio sales decreased by $.3 million, or 2.2%, during the first quarter of 1996 when compared to the same period of the prior year. Sales of video products decreased from $4.6 million for the quarter ended March 31, 1995 to only $.6 million during the first quarter of 1996. The Company's business is highly seasonal and net sales are consistently lower during the first quarterly period of each year.



     Gross profit. Gross profit decreased by $200,000, or 9.5%, from $2.1 million during the quarter ended March 31, 1995, to $1.9 million for the same period in 1996. As a percentage of sales, however, gross profit increased from approximately 11.9% during the quarter ended March 31, 1995 to approximately 14.4% during the first quarter of 1996. The increase in profitability in relation to total sales is a result of the sale of a greater percentage of higher margin audio products and a continuing de-emphasis of lower margin video products.



     Selling expenses. Selling expenses decreased by $250,000, or 25%, from approximately $1 million during the first quarter of 1995 to $0.75 million for the same period of 1996. The decrease directly correlates with the decrease in sales of video products. However, as a percentage of overall sales, selling expenses remained substantially the same.



     General and administrative expenses. General and administrative expenses were approximately $1.4 million during each of the first quarters of 1995 and 1996.



     Product development expenses. Product development costs were nominal during the first quarter of each of 1995 and 1996. During each quarterly period, product development expenses were approximately $37,000.



     Interest expense. Interest expense during the first quarter of 1995 was approximately $537,000, as compared to $383,000 during 1996. The decrease reflects the lower cost of carrying inventory during the first quarter of 1996 as compared to 1995, primarily as a function of the progressive discontinuation of video products in accordance with the Company's strategy. As a percentage of sales, interest expense declined from approximately 3% in the first quarter of 1995 to 2.8% in the first quarter of 1996.



     Net loss. The net loss for the first quarter of 1996 was approximately $548,000, as compared to approximately $684,000 during the same period of 1995. The decrease in the net loss experienced during the first quarter of 1996 resulted primarily from a tax benefit of approximately $110,000 as well as savings on interest expense incurred due to reduced levels of video inventory.


LIQUIDITY AND CAPITAL RESOURCES

     Since 1989, the Company has financed its operations, inventory needs, and other capital requirements through a combination of bank borrowings, vendor financing, and internally generated cash flow. The Company's inventory and receivable line of credit is currently made available by a syndicate of banks led by

BTCC. Under the Company's loan agreement (the "Loan Agreement") with BTCC and the syndicate members, borrowings are secured by inventory and receivables, and the amount of available credit is based on the eligible amount of inventory and receivables. The portion of inventory purchases that is not financed through the BTCC line of credit is financed by suppliers or other third-party financing sources and the Company's equity and cash flow. This line of credit allows maximum borrowings of $40 million, the exact amount dependent upon the amount of receivables and inventory meeting certain criteria. As of April 30, 1996, the Company had borrowed approximately $10,211,000, which was the maximum available amount it could borrow at that date under the BTCC line of credit. The interest rate on such line of credit may, at the Company's option, be tied to either the London Interbank Offered Rate ("LIBOR") plus 2.75% or the prime rate plus 1.25% quoted by Bankers Trust Company, New York. For 1995 and through the present date, the Company elected to utilize the LIBOR rate (which was 5.83% at December 31, 1995) plus 2.75%. The Company also periodically finances its inventory acquisitions through supplier or other third-party financing that is generally unsecured short-term financing, for which the Company pays significantly higher interest rates than it pays under its available line of credit with BTCC. The rate for vendor and other third-party financing for the Company's products ranged from approximately 6.8% to 18.0% during 1995.


     Significant deterioration in prevailing industry conditions or receivable quality, through payment delay or other credit risks associated with the Company's customers, could affect the Company's ability to finance inventory acquisitions at any given point in time, which could materially adversely impact the Company's business and financial operations. The Company cannot anticipate the contingencies to borrowing availability, nor can management predict the assessment of the contingencies by BTCC, acting as the agent on behalf of the syndicate of banks that participates in the Company's loan, or any other financing sources.

     The Company is subject to several affirmative and negative covenants imposed pursuant to its loan agreement with BTCC. Such covenants include covenants to provide quarterly and annual financial statements and to affirm the "borrowing base" calculations (the formula of inventory and receivables applied to determine the maximum of available borrowings). The Company is also subject to various negative financial covenants that require the Company to maintain a certain consolidated tangible net worth, a ratio of funded debt to earnings before interest, taxes, depreciation and amortization and a ratio of earnings before interest, taxes, depreciation and amortization to interest expense, among others. Additionally, the Company is limited in the amount of additional indebtedness it may incur, including indebtedness for equipment and other capital expenditures, the granting of liens, and other limitations which are intended to preserve the integrity and value of the assets of the Company that are pledged to secure the borrowings from BTCC. The Company is also limited in the amount of borrowings it may secure with the receivables from certain of its largest customers, including, most notably, Best Buy. There can be no assurance that borrowing availability will continually be made available if one or more of these significant customers is perceived as a credit risk. See "Risk
Factors -- Concentration of Customers and Credit Risk." Certain financial covenants may have been violated by the Company in connection with the provision for accrued dividends payable on the Preferred Stock and the accrued bonus payment to Richard Berger prior to this Offering. BTCC has waived such violations.

     The Company also maintains various unsecured credit lines and unsecured vendor financing with its principal product suppliers, in addition to the Company's principal credit line with the BTCC syndicate. Until August 31, 1995, the Company maintained a credit line with Heller Financial Corp. and additional credit provided by other third-party lenders for borrowings of between approximately $500,000 and $2,000,000 during 1995. These financings were not renewed when they matured in August of 1995 and the Company believes the inability to renew this financing had an adverse impact on the Company's ability to acquire inventory during 1995.


     The Company's cash flow and the ability to finance inventory acquisitions is affected by its concentration of customers. Particularly, the Company relies on its five largest customers for a significant portion of its sales. The Company's largest customer, Best Buy, accounted for 24% and 35% of net sales during 1994 and 1995, respectively. In addition, as of December 31, 1995, Best Buy accounted for approximately $3.7 million, or 25.7%, of the Company's accounts receivable. To the extent the credit quality of any of the Company's significant customers, including Best Buy, is significantly diminished or in the event of the loss of any of these significant customers, the Company's financial condition and cash flow could be materially adversely affected. Best Buy has recently announced plans to temporarily defer payment to certain vendors, including the Company, or seek other concessions and may be considered by the Company's financing sources to be an unacceptable credit risk for the Company, given the Company's substantial reliance upon Best Buy. To the extent that Best Buy or any other major customer is unable to pay for products sold by the Company at a point in time when a significant percentage of the Company's sales is attributable to Best Buy or such other customers, the Company's ability to finance inventory acquisitions and its results of operations could be materially and adversely affected.

     The Company used net cash in operating activities and did not generate cash flows from operations during 1993 and 1994. Particularly, net cash used in operating activities increased $1.6 million, or 35.6%, from $4.5 million in 1993 to $6.1 million in 1994. Increases in inventory financed by the Company's line of credit during 1993 and 1994 are the predominant reason for the increase in net cash used during such time. Additionally, during 1994 the Company incurred significant expenses associated with the implementation of its credit line with BTCC.

     Net cash used in operating activities was $6.1 million in 1994 as compared to net cash provided by operating activities of $5.3 million in 1995. The increase in cash provided by operating activities was predominantly due to a reduction in inventory and accounts receivable. The Company's net cash and borrowing availability as of December 31, 1995 was improved over the prior two fiscal years. Net cash flow from operating activities was applied to the repayment and reduction of the outstanding balance of the Company's principal credit line with BTCC and other vendors. Specifically, $5.4 million of the increased cash flow was used to pay down the Company's indebtedness to the syndicate of banks led by BTCC.


     In connection with the termination of the Company's phantom stock plan, the Company is obligated to issue subordinated notes aggregating $206,800. See "Certain Transactions." The Company is also obligated to issue subordinated notes in the aggregate principal amount of $780,798 reflecting the Company's obligation to pay accumulated, unpaid dividends on its Series A Preferred Stock. See "Dividend Policy."


     The Company believes the proceeds of the Offering, together with amounts available from bank borrowings and cash generated by operations, will be adequate to meet the Company's anticipated cash needs for working capital and capital expenditures through at least the next 12 months. The Company's long-term capital requirements will depend on numerous factors, including the rate of increases in revenues, if any, accounts receivable aging, interest rate fluctuations, and the rate of product returns. The Company's need for capital arises primarily from the acquisition of inventory and related operational expenses. The Company does not have significant capital expenditures, other than the expenditure for the Company's share of improvement costs and related equipment for the Chinese Joint Venture reconditioning facility. The Company anticipates that its future capital needs will be met with additional bank and supplier borrowings and the equity made available by this Offering.

                                    BUSINESS

OVERVIEW

     Craig Consumer Electronics, Inc. (the "Company") designs and markets brand name consumer electronic products under its trademark, "Craig."(R) The Company offers value-oriented products with features that the Company believes are comparable to those of its higher-priced competitors. The Company's products are sold through over 200 retailers with approximately 15,000 retail outlets, including major retail chains, such as Best Buy, Circuit City, Thrifty Payless, Rex, Incredible Universe, Nobody Beats the Wiz, and Rite Aid, and other mass merchandisers, such as Montgomery Ward and Price Costco. The Company also sells through catalog and direct marketing organizations, such as the QVC Network, Spiegel Catalog, and Amway.

     In recent years, the Company has emphasized the design and marketing of home and mobile audio electronic products (such as compact music centers and car stereos) and portable audio products (such as "boom boxes" and small personal stereos). The Company has realized gross margins exceeding 17% over the last three years on sales of its audio electronic products. By contrast, the Company has experienced lower and declining gross margins on sales of its video electronic products over the past three years. As a result, the Company's recent strategy has been to curtail sales of video products, and the Company does not anticipate substantial sales of video products during 1996. The Company will instead devote the principal portion of its resources to the design and distribution of audio electronic and peripheral products. Primarily due to its increasing focus on the sale of audio products, the Company's operating income increased from $2.3 million in 1994 to $3.2 million in 1995, although overall sales were $16.9 million lower in 1995 than in 1994.

     According to data compiled by the Consumer Electronics Manufacturers Association ("CEMA"), it is estimated that total factory sales of consumer electronics products were $62.3 billion during 1995. During 1995, according to CEMA data, it is estimated that approximately 7 million audio systems, 32 million compact disc ("CD") players (including portables and home CD players), and 32 million tape players were sold. According to the CEMA sales outlet figures, the estimated average price for these products during the 1995 year is, in each category, greater than the Company's average price for the same product categories.

BUSINESS STRATEGY

     In recent years, the Company has emphasized the design and marketing of brand name audio products, including specifically products designed for the home or mobile and portable audio products, including "boom boxes" and personal stereos. The Company has experienced lower and declining gross margins in the video product categories and due to returns, component supply, and associated problems. As a result, the Company severely limited sales of video products during 1995, does not anticipate substantial sales of video products during 1996, and will devote the principal portion of the Company's resources to the design, sourcing, sale, and distribution of audio electronic, and related products. The following table demonstrates the Company's increasing emphasis on audio electronic products:

                        NET SALES BY PRODUCT CATEGORIES
                                 (IN THOUSANDS)

                                                            YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------
                                              1991       1992        1993        1994       1995
                                             -------    -------    --------    --------    -------
Audio and audio peripherals...............   $26,897    $34,052    $ 53,029    $ 71,432    $80,710
Video.....................................    18,791     45,256      48,186      34,207      7,966
                                             -------    -------    --------    --------    -------
  Total...................................   $45,688    $79,308    $101,215    $105,639    $88,676
                                             =======    =======    ========    ========    =======

     The Company's objective is to establish itself as a leading supplier of value-oriented audio electronic and peripheral products. The Company has conceived various strategies to achieve this primary objective. In addition to the following strategies, the Company must continue to be responsive to consumer demand in the design and marketing of its audio and other products and be able to introduce them in a timely fashion. In addition to the Company's current business, future strategies include all of the following:

     - Expand Distribution. The Company intends to expand domestic distribution channels and outlets. In this regard, during the fourth quarter of 1995 and the first quarter of 1996, the Company has established new distribution relationships with K mart and Fred Meyer. The Company is also restructuring its Canadian distribution relationships and will sell direct to merchandisers in Canada, rather than through a third-party distributor.

     - Expand Internationally. The Company currently sells its products in Australia, Mexico, Germany, and the Philippines. However, less than 2% of 1995 net sales were in these foreign countries. The Company believes that with additional capital provided by this Offering, the Company will have the ability to enhance its sales and marketing efforts in these countries, as well as to market products in other countries throughout the world.

     - Reduce Interest Expense. The Company has frequently paid relatively high interest rates on the unsecured portion of its borrowings. The Company expects to experience a significant reduction in its need for such high interest rate financing and, as a result, its average interest rate due to the application of the proceeds of this Offering. Particularly, the Company anticipates that the proceeds of the Offering will enable it to finance more of its inventory acquisitions with borrowings under its existing revolving line of credit (by increasing credit availability as a result of the ratios and credit availability formulae), which borrowings bear lower effective interest rates than vendor and other unsecured borrowings historically utilized by the Company, assuming that the BTCC loan agreement and the borrowing availability formula remain in effect, of which there can be no assurance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     - Expand Consumer Product Lines. The Company intends to introduce several consumer telephone products during 1996. These products will include a line of cordless telephones, "feature" telephones, answering machines, and other telephones and telephone-related products. President Clinton has approved sanctions by the United States government (effective June 17, 1996) that impose a 100 percent tariff on telephones and answering machines made in the PRC. If these tariffs are not lifted, the Company's ability to undertake any meaningful expansion into these product categories could be severely limited. The Company is exploring the market potential for other product lines such as audio home theater enhancements, microwave ovens, citizens' band radios, mobile security systems, youth electronics, and clocks and watches. Entry into these product categories may be implemented through business acquisitions or direct entry.


     - Increase Margins, Improve Cash Flow by Reconditioning at the Chinese Joint Venture Facility. The industry, in general, and the Company, in particular, incur costs of returned products, due to liberal return policies of retailers and other causes. The Company has generally accepted products for return and reconditioning at its Cerritos facility (or returned them to vendors at Company expense). In 1995, the Company entered into a joint venture known as Shenzhen Kuoli Electronics, Ltd. (the "Chinese Joint Venture"), of which it is a 50% owner, for the purpose of establishing and operating a facility to recondition the Company's products. The Company commenced processing products at the Chinese Joint Venture facility, located in Shenzhen, PRC, in January, 1996. Although the Company does not intend to use the joint venture facility in the immediate future for purposes other than reconditioning, it is possible that the Chinese Joint Venture could be used to assemble original products that are currently outsourced to other vendors and could recondition products for other manufacturers. The Company intends to conduct reconditioning of product returns and other ancillary manufacturing services predominantly at a facility leased in the PRC by the Chinese Joint Venture. Although there can be no assurances, the Company believes that reconditioning products in the PRC will enhance cash flow by enhancing its ability to more quickly and efficiently process and sell reconditioned goods. Generally, the Company cannot borrow the same percentage of value on "B goods" as it can against new inventory and receivables. Therefore, quicker turnaround and sale of reconditioned goods will generate greater borrowing availability under the Company's secured line of credit.

PRODUCT LINES

     The Company's core business currently and for the foreseeable future will consist primarily of the sale of audio products. The Company designs and sells products targeted to value-oriented consumers who are reluctant to pay a premium for brand name products or highly advanced product features. In 1996, the Company will offer approximately 125 different products ranging in suggested retail price from approximately $7.00 to $200.00, depending upon the features employed. Among the Company's products are the following:

  Home and Portable Audio Products.

     -  Home audio systems
     -  Portable CD systems with detachable speakers
     -  Portable CD systems with single cassette decks
     -  Portable CD systems with dual cassette decks
     -  Portable CD players
     -  Personal CD players
     -  Portable single cassette players
     -  Portable dual cassette players
     -  Personal electronic devices
     - Personal sports electronics products designed for use when exercising or traveling
     -  Electronic clock radios
     -  Hand-held microcassette recorders for voice-operated recording

  Mobile Audio Products.

     -  CD player radios with detachable face-plates
     -  CD changers that hold six and ten CDs
     -  Cassette players, including those with detachable face-plates
     -  Amplifiers
     -  Speakers

  Telephone Products.

     -  Corded and cordless telephones
     -  "Feature" telephones
     -  Answering machines

     The Company's philosophy is to market products that are designed to be attractive to the consumer seeking an alternative to higher-priced audio products. The Company believes the Craig brand name is well accepted among the value-oriented retail consumer group based on the Company's ability to provide an attractive combination of price and performance. The Company believes that engineering controls help the Company maintain its competitiveness relative to other entities that sell products in the same product categories. Timely response to market demand for design changes, selection of features, and relationships with manufacturers are critical to maintaining the quality of the Company's products and its ability to compete.

     The Company offers, at any given point in time, between six and ten separate models of home audio systems. Typically these are compact systems that include compact disc players, cassette players, tuners and amplifiers, and speakers. In addition, the Company markets and sells a wide variety of portable stereo models, including portable compact disc and cassette players. The Company's portable systems include compact audio systems containing CD players, tape players, and stereo radios. The Company markets and sells approximately 54 portable audio systems including portable CD, cassette, and/or radio players commonly known as "boom boxes." The Company also offers personal CD players in a variety of models that are adaptable for inclusion in a larger stereo system or may be used in conjunction with automobile sound systems.

     In the mobile audio category, the Company currently markets approximately 24 models of cassette stereos and CD players for automobiles. The Company believes that its price for these automobile stereo systems is competitive given the features employed in each device. The Company also markets a variety of amplifiers and speakers to complement its mobile audio products.

MARKETING AND CUSTOMERS

     The Company sells its products through multiple channels such as large mass merchandising retailers, including major retail chains (such as Best Buy, Circuit City, Thrifty Payless, Rex, Incredible Universe, Nobody Beats the Wiz, and Rite Aid) and general mass merchandisers (such as Montgomery Ward and Price Costco). Additionally, the Company offers its products through direct marketing organizations such as QVC Network, Spiegel Catalog, and Amway and through independent distributors.

     The Company has four regional vice presidents who are responsible for sales in various geographic regions throughout the United States. Additionally, the Company has 20 independent sales organizations that are paid commissions based on the amount of their net sales. Certain of the Company's material accounts are serviced directly by the regional vice presidents and others are served by independent sales organizations.

     The Company does not undertake any direct independent advertising. Advertising is undertaken by the Company's retail dealers and large retail chains, frequently at the request of the Company or in consideration for payments or other concessions. Advertising undertaken by the Company's customers generally tends to promote the Company's brand name by advertising in newspapers and other publications, catalogs, flyers, and by display point-of-purchase advertising.

     The Company markets its products through regional distribution channels and its sales staff and by appearance at trade shows, including the annual Consumer Electronics Show in Las Vegas, Nevada in January. The Company does not market its products at "boutique" stereo stores or attempt to compete with products at significantly higher price points. The Company does not have any long-term commitments from its customers for the purchase of products on an ongoing basis.

     The Company's largest customers account for a significant portion of the Company's sales. The Company's largest customer, Best Buy, accounted for approximately 24% and 35% of the Company's sales during 1994 and 1995, respectively. No other single customer accounted for more than 10% of the Company's sales in either year. The Company's top five customers accounted for approximately 59% of total sales during 1995. The Company believes its relationship with these significant customers continues to be good. However, the Company is attempting to diversify the Company's customer base, including diversification into other geographic markets.

DESIGN AND MANUFACTURE OF PRODUCTS

     The Company is responsible for the final design and manufacturing specifications of its products. Actual assembly, utilizing components specified by the Company, is outsourced to third-party manufacturers in accordance with specifications mandated by the Company. The Company determines the specific options desired on each product and product line and makes decisions about the functional and cosmetic features to be employed in each product. The Company's Hong Kong office implements the selection and acquisition process and attempts to oversee product sourcing and the design and development that is undertaken in conjunction with the Company's contract manufacturers. Personnel at the Hong Kong office also enable the Company to monitor quality control and timeliness of product deliveries. The Company believes that such oversight by its Hong Kong office will help the Company achieve its goal to increase overall average margins for the Company's products, although no assurances can be given that these objectives are obtainable.

     The Company's strategy does not involve extensive research and development or significant marketing expenditures, which are typically associated with bringing new technology to consumer markets at a price point that would allow the Company to compete effectively. The Company believes that product development employing technologically advanced "state of the art" products such as digital audio tape or mini disc players are not an effective use of the Company's resources. The Company has relied instead upon design and acquisition of its products and employment of currently available technology, to bring products to market in an expedient fashion. The Company is dependent upon technological developments in adding features and additional stylistic modifications to its products in order to continue to grow the business and effect sales of products that satisfy consumer demand. The Company hopes to continue to explore evolving technology without the expenditure of funds for progressive research and development. Instead, the Company intends to focus its product development efforts (including design, testing, and feature selection) on the design and refinement of basic audio products that do not involve significant technological advances.

     In designing products, the Company attempts to select features and cosmetic characteristics that will enable the Company to compete at its price point. Given the Company's technological limitations, selection of features and appearance of the Company's products can be critical. Typically, the Company's contract manufacturers produce prototypes that are examined and tested by the Company's design team, modifications are made, and manufacturing time is committed to create the number of products in each product category selected by the Company's management.

     The Company's three largest manufacturers/suppliers are Hong Kong companies with facilities located in the PRC. During 1995, these manufacturers supplied over 50% of the Company's total product supply. Other manufacturers utilized by the Company are located in South Korea and elsewhere in Asia. To the extent any of these significant suppliers were unable to devote the necessary manufacturing capacity to the production of the Company's products or to the extent the Company suffered any other limitation on its ability to manufacture products using these manufacturers, the Company's business could be interrupted and adversely affected. Currently, the Company is purchasing product from approximately 25 suppliers and plans to purchase from up to five to ten new suppliers to limit the risk of supply concentration. The Company changes suppliers from time to time as market conditions require. Substantially all of these suppliers assemble products with components manufactured by third parties. The Company believes that this is the standard method of operating and contracting for the manufacture of products in the consumer electronics industry. The Company has on-site personnel to monitor and facilitate timely manufacture and delivery of products produced to the Company's specifications.

     The Company does not have long-term contractual relationships with its manufacturers in the PRC and elsewhere. Instead, the Company must design and source these products on a case-by-case basis in an attempt to meet the demand of its customers. The Company imports product by ocean freight, typically to Los Angeles, and stores the product in a warehouse for shipment to customers.

     The Company considers its relationships with its overseas manufacturers to be good and believes that, absent extreme circumstances affecting the supply of materials or the demand on manufacturing time, the supply of products should be available when needed. Although the Company does believe that there are alternative sources of supply, should the Company be required to obtain a commitment for manufacturing time from a new manufacturer due to the failure of any manufacturer to satisfactorily meet its commitments, it may be difficult to produce and import products in a timely fashion that could be sold profitably.

PRODUCT DEVELOPMENT

     The Company does not devote a substantial amount of its resources to research and development in order to create completely new products, but instead devotes its resources to quality assurance, the upgrading of design of the Company's products, and the testing and packaging of the Company's products. The Company adopts existing technologies which are generally available to the manufacturers with whom the Company contracts for production of its products. In establishing the specifications for the Company's contract manufacturers, the products must be engineered and tested to produce cost-effective products which adapt and implement the available technology and features that the Company believes to be marketable to its target consumers. The Company utilizes various processing laboratories, such as Underwriters Laboratories and other testing agencies, to obtain laboratory approvals for its products as required by the majority of the Company's customers and, in certain circumstances, by applicable state laws relating to consumer protection.

PRODUCT RETURNS AND RECONDITIONED PRODUCTS

     As is typical of the consumer electronics industry, the Company incurs expenses in connection with the return of products. Such returns may result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies and other causes which may be beyond the Company's control. During 1994 and 1995, the Company received product returns totaling approximately 13.5% and 13.4% of total units shipped, respectively. Although the Company experiences returns due to product defects, the Company believes that the majority of returns are the result of liberal return policies by retailers and are beyond the control of the Company. The Company attempts to minimize returns due to product defects by attempting to impose quality assurance standards in order to limit the effect of returns for manufacturing or other defects or operational problems. The Company's presence in Hong Kong enables the Company to review and have input into the quality controls of its various manufacturers. As a proposal to make a line of products is evolving, the Company reviews the process and attempts to impose quality assurance standards upon the manufacturers. The Company will discontinue the use of a manufacturer if that manufacturer fails to satisfy the Company's specifications or if excessive returns result from a given product or line of products despite a manufacturer's apparent compliance with these quality control standards.

     At the Company's Cerritos, California headquarters and main operating facility, the Company devotes a limited portion of its space to reconditioning returned products for resale as "B goods" (specifically, goods manufactured, reconditioned, and sold "as is" or with a limited warranty). Regardless of the reason for product returns, products that are returned may only be reconditioned and resold as "B goods" in accordance with applicable Federal and State laws regulating consumer trade. Such "B goods" are typically reconditioned and sold at lower prices than comparable non-returned goods. The Company markets "B goods" in the United States and to a lesser extent in Mexico and elsewhere in Central and South America. The Company is attempting to phase out reconditioning on any significant scale at its Cerritos facility in favor of using the Chinese Joint Venture. The Company expects that the Chinese Joint Venture will allow the Company to recondition returned products at a lower cost and to resell those products more quickly and in certain cases, at higher prices than previously realized on reconditioned goods.

     The Company entered into the Chinese Joint Venture for the operation of a reconditioning and assembly facility in the area of Shenzhen, PRC. The Chinese Joint Venture will recondition products for the Company and may eventually be used as a manufacturing facility to manufacture certain audio products for the Company. The Company's Chinese Joint Venture operates an 86,000 square foot factory with an adjoining 38,000 square foot dormitory and canteen for local employees working in the facility. The facility has the capacity to recondition up to approximately 70,000 units per month, and the Company believes that, given its current staffing, this capacity far exceeds the amount of product to be reconditioned at the Chinese facility. The Chinese Joint Venture facility commenced reconditioning products in January 1996, and as of March 31, 1996, had effectively reconditioned approximately 10,000 units for return to the Company. Although the Company cannot estimate with any certainty the cost savings associated with the operation of the Chinese Joint Venture facility, the Company believes that there will be significant cost savings associated with the reconditioning of products in China, assuming that product returns continue to represent the same percentage of total units shipped, and assuming a moderate amount of sales growth after giving effect to the proceeds of this Offering. The Company anticipates that certain of the products will be capable of being reconditioned at the Chinese Joint Venture facility and sold in the United States and elsewhere as original goods, not subject to the significant reduction in price associated with "B goods." The Company's ability to sell reconditioned goods in the United States as anything other than "B goods" is likely to be limited to goods that have only cosmetic or packaging defects that can be corrected by complete replacement of the affected part or packaging. The Company cannot anticipate what percentage of these returned products can be sold in the U.S. or elsewhere as other than "B goods."

     The Company's inventory of "B goods" has increased from 2.9% at December 31, 1994 to 5.4% at December 31, 1995. This increase is a result of a decrease in inventory levels as of year-end 1995 and of the Company's own efforts to minimize the amount of products that are returned to vendors for repair (generally undertaken at the Company's expense). The Chinese Joint Venture facility should allow the Company to employ new components and other materials in the remanufacturing process, which will hopefully accelerate the processing of returned goods and enable the Company, in certain instances, to sell these products as other than "B goods."

     The Company generally provides warranties on certain of its products which range in duration from three months to one year. The Company does not currently offer an extended service contract. The Company receives limited product support from various of its manufacturers, although Starlight Electronics, Great Wall Electronics and the Company's other current major suppliers provide certain product support or arrangements pursuant to which the Company may receive arrangements that generally involve credits for defective merchandise. The Company processes warranty claims through its main office and accepts returned merchandise and reconditions that merchandise as an incident to the Company's warranties. Certain of the Company's products are approved through Underwriters' Laboratories or similar testing agencies. See Note 4 to the financial statements included herewith.

BACKLOG

     The Company's larger customers typically place firm orders only 30 to 90 days in advance of the anticipated delivery date. Additionally, these customers may from time to time publish forecasts for 90 days in advance of their particular product needs. The Company, due to its method of designing and supplying products, frequently obtains inventory in advance of orders to fill forecasted demand. However, the Company periodically receives orders for products for which the Company does not have supply commitments or inventory. The Company's failure to fulfill an order in such a situation could result in a loss of a significant customer or extraordinary expense in supplying the particular product. The Company's attempt to obtain manufacturing commitments based on the forecasted demand of its customers and consumer demand for the Company's products does not generally create what in most industries would be considered backlog that is material to the Company's business. The Company does receive orders for which supply commitments must be obtained. However, any substantial backlog is eliminated at the end of the Company's fourth quarter.

PROPRIETARY PROTECTIONS AND TRADEMARKS

     The Company has eight registered trademarks in the United States. The most critical trademark owned by the Company is the name "Craig" and the associated script logo. The name CRAIG(R) has been trademarked or a trademark application is pending in more than 40 countries. The Company believes that the CRAIG(R) trademark is critical in order to continue to effectively market the Company's products. The Company does not consider the other Company trademarks material to its business, although the Company intends to protect its interest in those trademarks.

     The Company believes that it has proprietary protection for the CRAIG(R) trademark in those foreign countries in which sales of the Company's products are currently targeted, with the exception of Argentina and Paraguay. In Argentina, the Company is party to a dispute with an individual who has evidently trademarked the name "Craig," but not for consumer electronics purposes. The Company is unable to predict the outcome of this trademark dispute. Additionally, the Company's trademark has not been perfected in Paraguay.

COMPETITION

     The consumer electronics industry is extremely competitive and is dominated by well-capitalized and diverse companies. The Company faces competition from both foreign manufacturers and importers of products made by third-party manufacturers at its price point. The most significant competitors to the Company are Emerson, RCA, Audiovox, Sanyo, GPX, and International Jensen. Other competitors include the major brands such as Sony, Panasonic, JVC, Kenwood, and Aiwa, and other companies that do not necessarily emphasize the price point in which the Company attempts to sell its products.

     Because the Company does not have the resources to undertake the research necessary to implement significant technological advances, the Company is dependent upon its ability to select products applying available technology and to timely deliver them to market in order to maintain its competitive advantage and margins. Although the capital requirements of the business and the ability to obtain consumer electronic products do not provide a significant barrier to entry, product and name recognition are likely to have a material impact on the ability to effectively enter the market due to the associated marketing costs.

     At the price point at which the Company competes, several of the Company's competitors have, and future potential competitors may have, substantially greater financial, marketing, distribution, and other resources than the Company and have, or may have, greater name recognition and market acceptance of their products. There can be no assurance that product developments and technological advances will not reduce the cost of higher-end products that would not directly compete with the Company's products but for such advances which would adversely affect the Company's ability to market its products in the value-oriented niche. Notwithstanding the risk that technological developments will result in products that the Company cannot effectively acquire and market, the Company is at the same time dependent upon technological advances in order to continue to market products that continue to evolve in a manner that makes the products appealing to consumers on a year-to-year basis. See "Risk Factors--Competition" and "Technological Availability and Limitations."

GOVERNMENT REGULATION

     The Company is subject to numerous tariffs, duties, charges and assessments on the import of its various products. The Company retains import agencies and expediters to facilitate the import of its products and the payment of these charges and duties. Although these duties and charges have not substantially impacted the ability of the Company to market its products for delivery in the United States and elsewhere, regulations affecting these charges and duties are subject to change, which could have the effect of increasing the cost of goods imported and sold by the Company. Currently, because the bulk of the Company's products are manufactured in the PRC, the continual availability of "most favored nation" status for the PRC pursuant to treaties with the United States and stable diplomatic relations with the PRC are critical to the ongoing and continuous supply of products. Additionally, the Company's investment in the Chinese Joint Venture could be impacted by the loss of most favored nation status by the PRC or adverse changes in diplomatic relations between the United States and the PRC. Additional regulation implemented in the United States or elsewhere could also limit the ability to manufacture, transport, or import goods.

     The Company is subject to disclosure obligations associated with the sale of B goods in accordance with the regulations of the Federal Trade Commission and various state consumer protection laws. The Company undertakes to comply with all fair pricing and consumer protection laws with respect to the resale of the goods, and the Company believes that its procedures for complying with these laws are adequate to assure continuing compliance with them.

LEGAL PROCEEDINGS

     The Company is not currently a party to any pending legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the business, financial condition or results of operations of the Company. The Company is from time to time involved in various legal proceedings, including collection matters and disputes over product defects, individual employment disputes, and similar matters. The Company maintains insurance to attempt to insure against liability associated with a product defect. However, to the extent that any such defect were pervasive in any particular product or line of products, the Company could be required to undertake to recall those products or could be subject to significant exposure with respect to the institution of legal proceedings.

EMPLOYEES


     As of May 14, 1996, the Company had a total of 86 full-time employees. Among these employees, 58 were located in the Cerritos, California facility, three were located elsewhere in the United States, and 25 were residing in Hong Kong or China. Of the employees in the Cerritos facility, 15 were in management, 20 were clerical or administrative employees, five were in sales and marketing, and 18 were in warehouse, manufacturing, or quality assurance operations. All United States employees located outside of Cerritos, California, are sales and marketing personnel. The Hong Kong employees consist of three in management and the balance in product design, quality control, product development and support, export, and administrative functions. The Company believes that its relationships with its employees are good. During May 1996, the Company, in connection with the reduction of reconditioning activity at its Cerritos, California facility, laid off six quality control/assembly employees. The Company believes termination of these employment arrangements was appropriately undertaken and will have no material adverse impact on the Company's business. The Company is not party to any collective bargaining agreement, nor is the Company aware of any effort to organize employees of the Company into any union or similar labor organization.

     The Chinese Joint Venture, in which the Company is a 50% partner, employs approximately 60 persons, most of whom are factory workers engaged in the reconditioning and manufacturing processes conducted at the facility. The Chinese Joint Venture is obligated to provide dormitory space and board to these employees, and the Chinese Joint Venture has 38,000 square feet of dormitory space and a canteen for the provision of these services to the Chinese employees.

FACILITIES

     The Company's main office, administrative, warehouse, and reconditioning facilities have been located in 68,200 square feet of space in two separate buildings located in Cerritos, California. The Company's lease for this space expired on March 31, 1996. Rent for such space was $28,000 per month. Due to the reduced space required for reconditioning goods and related warehousing in the United States, the Company has reduced the space leased at the Cerritos location to approximately 45,000 square feet in one building. The lease provides for monthly rent of $19,193 per month. The lease expires in the year 2000.

     The Company's Hong Kong facilities consist of office space totaling 3,032 square feet located in Kwai Fong, Hong Kong. Monthly rental on the Hong Kong office facility is approximately $10,000 (U.S.) per month. The Company also leases an apartment in Hong Kong provided to Bonnie Metz the Company's Vice President-Managing Director, Hong Kong. The monthly rental is approximately $6,400 (U.S.).

     The Company's Chinese Joint Venture's facilities consist of an 86,000 square foot manufacturing facility with an adjoining 38,000 square foot dormitory and canteen. The Company pays the entire rent at this facility, $16,000 per month. The Company does not assert any direct ownership interest in the Chinese Joint Venture facilities, and the Company's investment in those facilities will be lost to the extent that the Company ceases to conduct active business in the PRC through the Chinese Joint Venture.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:


              NAME                 AGE                      POSITION
- ---------------------------------  ---    ---------------------------------------------
Richard I. Berger(1).............  52     President, Chief Executive Officer and
                                          Chairman of the Board
Donna Richardson.................  40     Treasurer, Secretary, and Chief Financial
                                          Officer
Anthony Mirando..................  49     Senior Vice President
Bonnie Metz......................  46     Vice President-Managing Director, Hong Kong
Richard A. Miller(2).............  53     Director
Peter Behrendt(1)................  68     Director
Bernard Taran(1)(2)..............  57     Director Nominee
James Koblensky(2)...............  62     Director Nominee


- ---------------

(1) Proposed member of the Compensation Committee.

(2) Proposed member of the Audit Committee.

     Richard I. Berger is one of four individuals who provided the initial capital to acquire the assets of what is now the Company from Bercor out of Bercor's Chapter 11 bankruptcy reorganization. Mr. Berger has served as the Chief Executive Officer of the Company and as its Chairman of the Board of Directors since its formation in 1989 and has served as its President since 1991. Mr. Berger was employed by Corwin Hall as a salesperson and was also employed by Newcraft Corporation, an affiliate of Corwin Hall, for a combined total of 12 years. These companies were engaged in the distribution of Panasonic Consumer Electronics. Mr. Berger ultimately became the president of Newcraft and a vice president of Telecor (a New York Stock Exchange traded company which was the parent company of Newcraft).

     On April 1, 1979, Mr. Berger formed Bercor. Bercor was engaged in the distribution of various products, including consumer electronics and household appliances. Bercor became a public company in 1985, and primarily due to competitive pressures and problems associated with the distribution of certain non-proprietary product lines, Bercor filed a petition on June 23, 1988 and was subsequently reorganized under Chapter 11 of the United States Bankruptcy Code. Mr. Berger, together with Messrs. Rollnick, Johannsmeier, and Miller, formed a group to acquire the consumer electronics assets, including the "Craig" brand name, from Bercor on June 20, 1989.

     The United States Securities and Exchange Commission undertook an investigation and commenced a proceeding in 1988 to consider possible violations of federal securities laws by Bercor and certain of its personnel (including Mr. Berger), specifically alleging that the Company improperly claimed tax carryforward benefits in a manner inconsistent with generally accepted accounting principles and that the Company improperly reserved for inventory obsolescence. Mr. Berger was alleged to have aided those violations. Mr. Berger neither admitted nor denied these violations, but entered into a consent decree in order to forego the time and expense of litigation, on the advice of counsel. Bercor entered into a similar consent decree, which did not result in any administrative finding or other determination of liability of Bercor. Mr. Berger, as an incident to the consent decree, was enjoined from future violations of provisions of the Securities Exchange Act of 1934. No private civil cause of action was commenced in connection with these alleged violations.

     Donna Richardson is the Company's Treasurer, Secretary, and Chief Financial Officer and has served as the chief accounting officer of the Company since 1989. Prior to employment by the Company in 1989, Ms. Richardson held several management and accounting positions with Wang Laboratories Inc., a computer products company, and eventually served as the Western Federal Systems District Controller for several Western states with that company.

     Anthony J. Mirando has served as the Company's Senior Vice President responsible for marketing and sales in North and South America since the Company's organization in 1989. Prior to 1989, Mr. Mirando was employed by one of Bercor's predecessors and has also served as the National Sales and Marketing Manager of the Car Audio Division of JVC, a manufacturer of consumer electronics products.

     Bonnie Metz is the Vice President-Managing Director, Hong Kong of the Company, a position she has held since 1995. Prior to joining the Company, in 1989, Ms. Metz was employed by Bercor prior to its bankruptcy. Ms. Metz served as the Company's Director of Operations from 1989 to 1993 and as Director of International Trade from 1994 to 1995.

     Richard A. Miller has been a director of the Company since its formation in 1989. Mr. Miller is an attorney and Certified Public Accountant employed in his own private law practice for over 15 years. Mr. Miller also spent several years in the Los Angeles office of what is now KPMG/Peat Marwick and has also been employed by the Internal Revenue Service. Mr. Miller was also a director of Bercor.

     Peter M. Behrendt has served as a director of the Company since 1989. Mr. Behrendt is currently, and since 1988 has been, self-employed as a management consultant and has served as a consultant to the Company. Mr. Behrendt has also, at different times since 1988, served as a consultant to Radix Group International, a customs broker and freight forwarder, Thomas America, an importer and specialty electronics products dealer, and Innovative Equipment Co., an importer of printing equipment.

     Bernard L. Taran is a director nominee of the Company. Mr. Taran has been a contractor to and part-time employee of the Company since January 1995. Mr. Taran performs insurance reviews and risk management, valuations, evaluation of executive incentives, and general business management. Prior to this Offering, Mr. Taran performed such services for the Company as a part-time employee. These services, if provided, will be performed by Mr. Taran as a consultant in the future. From 1991 to 1995, Mr. Taran acted as an independent investment, business, financial, and marketing consultant for several clients, including the Company and Sunset Paper Products, Inc., a manufacturer of paper baking products. From 1980 to 1991, Mr. Taran was employed by C.M. Meiers Company, Inc., a property and casualty insurance agency, as a Vice President responsible for marketing, sales, and servicing of commercial accounts.

     James F. Koblensky is a director nominee of the Company. Since 1993, Mr. Koblensky has been self-employed as a consultant, operating his consulting business as N. K. Management Company. In addition to performing consulting services for the Company, Mr. Koblensky has performed consulting services for American Greetings Consumer Groups, among others. From 1992 to 1993, Mr. Koblensky was employed by Thrifty Drug Stores as a Vice President and General Merchandise Manager. From 1988 to 1992, Mr. Koblensky served Pay'N Save Drug Stores as its Senior Vice President in charge of merchandising, marketing and advertising.

     Upon consummation of the Offering, the Board of Directors will consist of five directors. Each director will hold office until the next annual meeting of stockholders or until his successor is elected and qualified. Officers serve at the discretion of the Board of Directors. Messrs. Taran and Koblensky have been nominated by the Board and have agreed to serve as directors of the Company effective upon the consummation of the Offering.

     Effective upon consummation of the Offering, the Company has established an Audit Committee, which shall consist of Messrs. Miller, Koblensky, and Taran, and which will review the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company, and the Company's system of internal accounting controls. The Audit Committee also will review such other matters with respect to the accounting, auditing, and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Effective upon the consummation of the Offering, the Company has established a Compensation Committee. The Compensation Committee shall consist of Messrs. Berger, Taran, and Behrendt, and will review executive salaries and administer any bonus, incentive compensation, and stock option plans of the Company, including the 1996 Plan. In addition, the Compensation Committee will consult with management of the Company regarding pension and other benefit plans, and compensation policies and practices of the Company. During 1995, all compensation was determined by the Company's Board of Directors because the Company had not yet established a Compensation Committee.

     Richard Berger has historically provided his services pursuant to an arrangement with Executive Marketing, Inc., an entity controlled by Mr. Berger. In this regard, the cash compensation for Mr. Berger's services up to and including the date of this Prospectus has been paid to Executive Marketing, Inc.

     During 1995, Mr. Berger made a personal loan to the Company's distribution agent in Canada, Carr-Tech Distributors. Carr-Tech had certain products for which it was entitled to invoice the Company during 1995. Carr-Tech reduced the amount of the invoice by $150,000 and the Company, in turn, is obligated to discharge the obligation of Carr-Tech to Mr. Berger, repaying in full the obligation of Carr-Tech and having no net effect on the Company.


     Berger Holdings, an affiliated company of Mr. Berger, loaned $265,000 to the Company on March 28, 1994. This loan was paid in full on January 3, 1995. On January 11, 1995, Berger Holdings made a subsequent loan to the Company in the amount of $245,000. Interest on the loan accrues at the same rate of interest that the Company is charged by its principal lender, BTCC. Interest accrued through December 31, 1995 on the loan totalled $18,192. The loan was repaid in full during April 1996.



     Mr. Berger has been issued a subordinated note in the amount of $201,163 for his accrued bonus owing for the year ended 1994. This note is a general unsecured obligation of the Company, maturing four years from the date of this Prospectus. The note will bear interest at the rate of 10% per year. Semi-annual interest payments will commence November 1, 1996, and semi-annual fully amortized principal payments will commence May 1, 1997. This Note is subordinate to the BTCC Loan, but equal in priority to the subordinated dividend notes.



     On the date of this Prospectus, each of Richard Berger, Richard Miller, Karl Johannsmeier and William Rollnick (or their respective affiliates) will be issued promissory Notes in lieu of accumulated but unpaid dividends on the Company's Series A Preferred Stock. See "Dividend Policy."


     Richard Miller, a director of the Company, has provided legal services as counsel to the Company from time to time. During 1995, Mr. Miller was compensated for legal services in an amount totaling $12,750. The Company does not anticipate that Mr. Miller's services to the Company will be substantial in the future.

     Peter Behrendt received a monthly fee of $1,000, for a total of $12,000, during 1995 in exchange for consulting services. Subsequent to this Offering, Mr. Behrendt will be paid for consulting services on an hourly basis.

     James Koblensky, a nominee for Director and President of N. K. Management, has provided management consulting services through N. K. Management Company. During 1995, N. K. Management Company was paid a monthly fee of $1,000, for a total of $12,000 for the year. Subsequent to this Offering, Mr. Koblensky will be paid for consulting services on an hourly basis.

     Bernard Taran, a nominee for Director, has provided certain services to the Company from time to time as a part-time employee. After this Offering it is anticipated that Mr. Taran may provide consulting services on an hourly basis. During 1995, Mr. Taran was paid approximately $12,000 and was provided with health insurance as a participant in the Company's group insurance plan. Mr. Taran provides analyses of the Company's insurance needs and coverage.

DIRECTOR COMPENSATION

     During 1995, directors other than Mr. Berger, were each paid a total of $6,000 for all board meetings. Upon consummation of the Offering, non-employee directors will receive $7,500 per year for all board and committee meetings attended, together with reimbursements of actual expenses incurred in connection with the attendance at such meetings of up to $1,000 per year. Directors who are also officers or employees of the

Company will not be compensated for their services as directors. Each of the non-employee directors is an eligible participant in the Non-Statutory Plan. Messrs. Berger and Miller also have received options for a total of 365,559 shares at an exercise price of $1.91 per share pursuant to separate option agreements that are not part of any plan. See "Management -- Other Stock Options."


EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the compensation paid by the Company to its Chief Executive Officer and to the other three most highly compensated executive officers (collectively, the "Named Executive Officers") who received salary and bonuses in excess of $100,000 during 1995 for all services rendered in all capacities to the Company.

                           SUMMARY COMPENSATION TABLE

                                                                       FISCAL 1995
                                                                 ANNUAL COMPENSATION (1)
                                                            ---------------------------------
                                                             SALARY      BONUS        OTHER
                                                            --------    --------     --------
  Richard Berger, President, Chief Executive Officer,
    and Chairman of the Board (2).........................  $311,523    $318,000(3)  $ 30,000(4)
  Bonnie Metz, Vice President -- Managing Director, Hong
    Kong..................................................   109,500         -0-       68,600(5)
  Anthony Mirando, Senior Vice President..................   132,000         -0-        6,600(6)
  Donna Richardson, Secretary, Treasurer, and Chief
    Financial Officer.....................................   100,000         -0-          -0-

- ---------------

(1) Except where indicated, other than salary, bonus, and other compensation described herein, the Company did not pay the Named Executive Officers any compensation, including perquisites, in excess of 10% of such Named Executive Officer's salary.

(2) Represents compensation paid by Executive Marketing, Inc., an affiliate of Mr. Berger which contracted to provide Mr. Berger's services to the Company.

(3) Pursuant to a prior agreement with an affiliate of Mr. Berger for the provision of Mr. Berger's services, Mr. Berger was entitled to a bonus equal to 25 percent of the Company's pre-tax profit. For 1995, this bonus equaled $318,000. Such agreement will terminate on the effective date of this Prospectus.

(4) Consists of the value of bookkeeping, tax and financial planning services as well as a car allowance provided to Mr. Berger which had an estimated aggregate value of $30,000.

(5) Consists of a personal housing allowance for Ms. Metz' residence in Hong Kong of $62,000, and a car allowance of $6,600.

(6) Consists of a car allowance of $6,600.

EMPLOYMENT AGREEMENTS


     Effective on the date of this Prospectus, Richard Berger has entered into an employment agreement with the Company for a term of three years, automatically and continuously renewed for three-year terms. Under the terms of the employment agreement, Mr. Berger is entitled to salary of $375,000 per year plus annual cost-of-living adjustments, and is entitled to a bonus of 10% of the amount by which net pre-tax, pre-bonus income exceeds $2 million, up to a maximum of 50% of his base salary. Additionally, Mr. Berger is entitled to receive various other perquisites including a Company vehicle and reimbursement for expenses incurred on behalf of the Company, and the payment of premiums on a 10 year, $1,000,000 term life insurance policy. Additionally, Mr. Berger is entitled to receive the key-man life insurance policy (a whole life policy) the Company maintains on him, to receive the Company vehicle he is using at that time, and is entitled to a two-year maximum stipend of $60,000 per year for an office and secretary, if he is dismissed by the Company for any reason other than his dismissal for cause. Except in the event of termination for cause, the compensation payable to Mr. Berger under the agreement shall also be payable to Mr. Berger for the remaining three year term of the Agreement.

     Effective on the date of this Prospectus, Bonnie Metz, Anthony Mirando, and Donna Richardson have entered into one year employment agreements with the Company which are automatically renewable for one year terms if not terminated prior to the expiration of the initial term or any renewal term. These agreements provide for annual compensation of $126,600 for Ms. Metz, $156,600 for Mr. Mirando, and $115,000 for Ms. Richardson, with increases to be provided at the discretion of the Compensation Committee or Board of Directors (in the absence of a Compensation Committee). Ms. Metz also receives a housing allowance, as long as she serves in the Hong Kong office, which allowance will be $78,000 (U.S.) for 1996. Each such person is entitled to payment of compensation through the remaining term if such person is terminated for other than cause.

INCENTIVE STOCK OPTION PLAN

     In February 1996, the Company adopted an Incentive Stock Option Plan, to become effective on the effective date of this Prospectus (the "1996 Plan"), which provides for the issuance of incentive stock options to acquire up to 200,000 shares of the Company's Common Stock. These options are available for grant under the 1996 Plan to the officers, directors, and certain other employees of the Company. The 1996 Plan is administered by the Compensation Committee of the Board of Directors, none of whom is eligible to participate in the Plan.

     Pursuant to the 1996 Plan, the Compensation Committee or the Board of Directors (in the absence of a Compensation Committee) may grant and issue options to purchase Common Stock. The purchase price per share shall be set by the Board of Directors and shall not be less than 100% of the fair market value of the stock on the date of grant. However, if an option is granted to a person then owning more than 10% of the voting power of all of the Company's Stock, the exercise price must be at least equal to 110% of the fair market value of the Common Stock on the date of grant, and the term of such option will expire no later than five years after the date of grant. Each option granted pursuant to the 1996 Plan shall be vested and exercisable one-year after the effective date of the grant of such option.

     Effective on the date of this Prospectus, options under the 1996 Plan have been granted to three individuals at an exercise price equal to the initial public offering price, as reflected by the following table:

                                NAME/POSITION                                  SHARES UNDERLYING
                                 OF OPTIONEE                                        OPTIONS
- -----------------------------------------------------------------------------  -----------------
Bonnie Metz, Vice President -- Managing Director, Hong Kong..................        34,000
Anthony Mirando, Senior Vice President.......................................        34,000
Donna Richardson, Treasurer, Chief Financial Officer, and Secretary..........        34,000

NON-STATUTORY STOCK OPTION PLAN

     The Company has also adopted a Non-Statutory Stock Option Plan (the "Non-Statutory Plan") pursuant to which certain key executives and directors are from time to time to be offered options to purchase shares. The Non-Statutory Plan is also managed by the Compensation Committee or the Board of Directors (in the absence of a Compensation Committee). Under the Non-Statutory Plan, there are 325,000 shares reserved for issuance and the exercise price must be at least equal to 85% of the fair market value of the Common Stock on the date of grant. Grants of options under the Non-Statutory Plan, if any, to members of the Compensation Committee will be approved by the disinterested members of the Board of Directors.

     Options granted under the Non-Statutory Plan are vested (and become immediately exercisable when vested) pursuant to the following schedule: 1) upon and after the first anniversary of the option, optionee shall have the right to purchase up to 25% of the aggregate number of shares subject to the option; 2) upon and after the second anniversary, up to 50% of the aggregate number of shares subject to the option; and 3) upon and after the third anniversary, up to 100% of the aggregate number of shares subject to the option.

     Effective on the date of this Prospectus, options under the Non-Statutory Plan have been granted to approximately 75 persons, at an exercise price equal to 100% of the initial public offering price, as reflected by the following table:


                                NAME/POSITION                                  SHARES UNDERLYING
                                 OF OPTIONEE                                        OPTIONS
- -----------------------------------------------------------------------------  -----------------
Richard Berger, President, Chief Executive Officer and Chairman of the
  Board......................................................................       150,000
Peter Behrendt, Director.....................................................        10,000
James Koblensky, Director Nominee............................................        10,000
Richard Miller, Director.....................................................        10,000
Bernard Taran, Director Nominee..............................................        10,000
Other Non-Executive Employees (70 persons)...................................       110,000


     Under either the 1996 Plan or the Non-Statutory Plan, options granted are exercisable during the optionee's lifetime only by the recipient and are non-transferable, except by will under the laws of descent and distribution. Unexercised options terminate on the date an individual ceases to be an employee of the Company, or, if exercise rights are vested, for a period of up to three months following termination if it is voluntary or occurs due to retirement with the consent of the Board of Directors. Should an optionee become disabled or die during his or her employment, the option may be exercised by the personal representative of the optionee for a period of up to 12 months from the date of his disability or during the stated option period in the event of his death, provided that the option is otherwise exercisable. The option will in any event expire on its stated expiration date. Options that expire or become unexercisable for any reason shall, unless the plan has been terminated, be available for future grants. The 1996 Plan will terminate in 2006, unless terminated earlier. The Board of Directors may terminate or amend either plan without stockholder approval, except (i) amending the 1996 Plan if the amendment would cause the 1996 Plan to fail to satisfy the Incentive Stock Option requirements of the Internal Revenue Code of 1986, as amended (the "Code"), and
(ii) as to either plan, if the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, require stockholder approval to amend. No amendment may materially adversely affect a previously granted option without the consent of the optionee.

     Pursuant to the agreements under which options are issued, in the event that an optionee voluntarily terminates employment with the Company and thereafter competes, either directly or indirectly, with the Company, the Board of Directors, in its sole discretion, has the right to cause the Company to repurchase from the optionee shares of the Common Stock which the optionee has acquired upon exercise of options. The repurchase price would be equal to the price at which the options were exercised by the optionee. This repurchase right extends for a period of five years from the date the options were exercised.

OTHER STOCK OPTIONS


     Upon the effectiveness of this Prospectus, Messrs. Berger and Miller hold options for 326,223 and 39,336 shares of Common Stock, respectively, under separate agreements which are not part of the 1996 Plan or Non-Statutory Plan. These options represent the adjusted options available to Messrs. Berger and Miller resulting from the options held prior to the Recapitalization that were granted in 1993. These options are exercisable at any time at a price of $1.91 per share. "Cashless" exercise is available pursuant to which shares may be acquired by reducing the number of shares acquired by applying the excess value (market value less exercise price) of the appropriate number of shares subject to the options to satisfy the exercise price obligation.

OPTION GRANTS AND EXERCISES


     There were no options granted during 1995 or during the first quarter of 1996. The following table sets forth certain information with respect to the unexercised options to purchase Common Stock (including phantom stock shares and related appreciation rights) held by the Named Executive Officers as of December 31, 1995.


                         FISCAL YEAR-END OPTION VALUES


                                                                                  VALUE OF UNEXERCISED
                                                NUMBER OF SECURITIES                  IN-THE-MONEY
                                               UNDERLYING UNEXERCISED                 OPTIONS/SARS
                                              OPTIONS/SARS AT FY-END(#)               AT FY-END($)
                                            -----------------------------     -----------------------------
                   NAME                     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- ------------------------------------------  -----------     -------------     -----------     -------------
Richard I. Berger.........................    326,223            -0-          $ 1,171,141(1)       $-0-
Anthony Mirando...........................    100,000            -0-               94,000(2)       -0-
Bonnie Metz...............................     37,500            -0-               35,250(2)       -0-
Donna Richardson..........................     32,500            -0-               30,550(2)       -0-


- ---------------


(1) Represents the value of the shares underlying stock options at an offering price of $5.50 per share, less the option exercise price of $1.91 per share.


(2) Fair market value of the shares of "phantom stock" representing appreciation in value over the $.50 phantom share baseline price, which appreciation is fixed and the phantom shares eliminated on the effective date of this Prospectus. See "Certain Transactions."

401(K) BENEFIT PLAN

     The Company maintains a deferred compensation plan for its employees under the Code (the "401(k) Plan"), entitled the "Berel Industries, Inc. Savings and Investment Plan." The 401(k) Plan was adopted by the Company on January 1, 1993. The 401(k) Plan covers all of the employees of the Company, including officers, and the purpose of the 401(k) Plan is to provide retirement, disability, death, and certain other incidental benefits to participating employees and their beneficiaries. Employees who have completed one year of service and reached age 21 are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, eligible employees may elect to defer up to 15 percent of their compensation and have the Company contribute this deferred amount to the 401(k) Plan on their behalf, subject to certain maximum dollar limitations. Employees are fully vested in any salary reduction amounts which are contributed to the 401(k) Plan on their behalf. The Company may make a matching contribution up to 10 percent of the amount contributed by the employee up to a maximum of five percent of the contributing employee's annual earnings. These discretionary contributions are subject to the profitability of the Company and are subject to certain limitations under the Code.

     Each participant or any beneficiary may elect to invest his or her voluntary contributions and the matching contributions in one or more investment funds. Participants are fully vested at all times in a salary reduction contribution as well as the Company contributions. During 1993, 1994, and 1995, employee contributions totaled $85,216, $80,746, and $106,738. Matching contributions by the Company during the same three-year period were $4,578, $4,690, and $5,976. A participant or his beneficiary may receive his benefits in the form of an annuity or in the form of a lump sum payment.

                              CERTAIN TRANSACTIONS

     Immediately prior to this Offering, the Company terminated its former phantom stock plan. Bonnie Metz, Anthony Mirando, Donna Richardson, and Peter Behrendt were participants in that plan. In accordance with such termination, each such person received a promissory note in consideration for the cancellation of their phantom shares. The termination of the phantom stock plan resulted in promissory notes being issued as follows:


                                                                  NOTE AMOUNT
                                                                  -----------
                Anthony Mirando...............................     $  94,000
                Donna Richardson..............................     $  30,550
                Bonnie Metz...................................     $  35,250
                Peter Behrendt................................     $  47,000



     Each note is a general unsecured obligation of the Company, maturing in five years. The notes bear interest at the rate of eight percent per year. Semi-annual interest payments shall commence November 1, 1996 and fully-amortized, semi-annual principal repayments shall commence May 1, 1997.



     Mr. Alan Wishnow is being paid a fee of $50,000, upon consummation of this offering, in consideration for services rendered. See "Underwriting."


     The Company believes that the terms of all transactions between the Company and its stockholders, or any of their affiliates described above, are no less favorable to the Company than terms that could have been obtained from third parties. After the consummation of this Offering, all transactions between the Company and its officers, directors, principal stockholders, or their affiliates will be subject to approval by the disinterested members of the Board of Directors. See "Management."

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of May 14, 1996 by
(i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group.



                                                        SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                          OWNED PRIOR TO            OWNED AFTER
                                                            OFFERING(2)             OFFERING(2)
                                                      -----------------------   -------------------
                NAME AND ADDRESS(1)                    NUMBER     PERCENT (3)    NUMBER     PERCENT(3)
- ----------------------------------------------------  --------    -----------   --------    -------
Richard Berger (4)(5)(8)............................  1,170,295       47.56     1,170,295     31.43
Karl Johannsmeier (5)(6)............................   720,456        33.75      720,456      21.21
William Rollnick (5)................................   391,537        18.34      391,537      11.53
Richard Miller (5)(7)(8)............................   217,712        10.02      217,712       6.34
Peter Behrendt(8)...................................        --           --           --         --
Bonnie Metz (8).....................................        --           --           --         --
Anthony Mirando (8).................................        --           --           --         --
Donna Richardson (8)................................        --           --           --         --
                                                      ---------      ------     ---------    ------
All Current Officers and Directors as a Group (six
  persons)..........................................  1,388,007       55.52     1,388,007     36.89
                                                      =========      ======     =========    ======


- ---------------
(1) The address of each listed stockholder is c/o the Company, 13845 Artesia Boulevard, Cerritos, California 90703.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes the right to exercise voting or investment power with respect to securities. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date hereof, are deemed outstanding for computing the percentage of the outstanding Common Stock beneficially owned by the person holding such options, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.


(3) Applicable percentage of ownership is based on 2,134,441 shares of Common Stock outstanding prior to the Offering and 3,396,941 shares of Common Stock outstanding subsequent to the Offering.



(4) Consists of 697,220 shares owned by Berger Holdings, a company controlled by Mr. Berger, 146,852 owned by EMI Employment Pension Plan, of which Mr. Berger is trustee, and 326,223 shares of Common Stock which may be acquired by Mr. Berger upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of the date hereof.



(5) Richard Berger, Karl Johannsmeier, William Rollnick and Richard Miller (or their respective affiliates) (the "Selling Stockholders") have granted the Underwriters a 45-day option to purchase up to 150,000 shares of Common Stock to cover over-allotments, if any. If the option is exercised in full, Messrs. Berger, Johannsmeier, Rollnick and Miller will beneficially own 1,100,080 (29.55%), 677,226 (19.94%), 368,047 (10.84%) and 204,647 (5.96%),
    respectively, of the shares of Common Stock outstanding after completion of this Offering, and all officers and directors as a group will own approximately 37% of the shares of Common Stock outstanding after completion of this Offering.



(6) Consists of 520,456 shares owned by Karl H. Johannsmeier, 100,000 shares by Trust of Klaus D. Johannsmeier, of which Karl H. Johannsmeier is the trustee, and 100,000 shares by Trust of Hans J. Johannsmeier, of which Karl
    H. Johannsmeier is the trustee.



(7) Consists of 69,109 shares owned by RAM Investment Group, a partnership controlled by Mr. Miller, 109,267 shares owned by Richard Alan Miller Employee Pension Plan, of which Mr. Miller is trustee, and 39,336 shares of Common Stock which may be acquired by Mr. Miller upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of the date hereof.



(8) Each of Mr. Berger, Mr. Miller, Mr. Behrendt, Ms. Metz, Ms. Richardson, and Mr. Mirando is expected to be issued options under the 1996 Plan or the Non-Statutory Plan. See "Management."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. The Company previously had 250,000 shares of issued and outstanding Series A Preferred Stock, all of which were converted into Common Stock in connection with the Recapitalization. The following statements are summaries of certain provisions applicable to the Company's capital stock.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. In general and subject to any voting rights applicable to any shares of Preferred Stock then outstanding, the approval of proposals submitted to a vote of stockholders requires a favorable vote of either the majority of the voting power of the holders of Common Stock or the majority of the voting power of the shares represented and voting at a duly held meeting at which a quorum is present. The shares of Common Stock have no conversion rights or redemption provisions and include no preemptive rights or other rights to subscribe for additional securities. Subject to preferences that may be applicable to any shares of Preferred Stock then outstanding, the holders of the shares of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds and to share pro rata in any distribution to the stockholders, including any distribution upon liquidation of the Company. However, the current policy of the Board of Directors is to retain earnings for the operation of the Company's business. See "Dividend Policy." All outstanding shares of Common Stock are, and the shares to be issued in the Offering will be, upon payment therefor, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Board of Directors may, without further action of the stockholders of the Company, issue shares of Preferred Stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designations of such series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock provides desirable flexibility in connection with possible acquisitions and other corporate purposes. An issuance could, however, have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

     The Company is a Delaware corporation. As such, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts transactions and business combinations between a corporation and an "Interested Stockholder" for a period of three years from the date the stockholder becomes an Interested Stockholder. An "Interested Stockholder" is any stockholder owning 15% or more of the Company's outstanding voting stock. Such a transaction may be effected if the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock (excluding shares held by the Interested Stockholder). Specifically, Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

     Notwithstanding the provisions of Delaware law and the Company's Certificate of Incorporation and Bylaws, as a Company doing business primarily in California and with more than 50% of the voting securities held of record by persons with California addresses, certain of these provisions are not applicable until the Company has outstanding securities qualified for trading on Nasdaq National Market and has more than 800 stockholders. See "Description of Capital Stock -- Other Attributes of the Stock of the Company."

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     The Company has entered into agreements to indemnify its officers and directors. These agreements, among other things, indemnify the Company's officers and directors for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as an officer or director of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. The Company believes that the provisions in its Certificate of Incorporation and its Bylaws and the indemnification agreements are necessary to attract and retain qualified persons as officers and directors.

OTHER ATTRIBUTES OF THE STOCK OF THE COMPANY

     The Company is a corporation organized under the laws of Delaware and generally the laws of the state of incorporation govern the corporate operations of a corporation and the rights of its stockholders. Certain provisions of the California Corporations Code become applicable to a corporation incorporated outside of California if (i) the corporation transacts business in California and the average of its California property, payroll, and sales factors (as defined in the California Revenue and Taxation Code) with respect to the corporation is more than 50% during its latest fiscal year, (ii) more than one-half of its outstanding voting securities are held of record by persons having addresses in California, and (iii) the corporation is not otherwise exempt. An exemption is provided, among other things, if the corporation has outstanding securities qualified for trading as a Nasdaq National Market Security and has at least 800 holders of its equity securities as of the record date of its most recent annual meeting of stockholders.


     It is expected that over 50% of the Common Stock will be beneficially owned upon completion of this Offering by Messrs. Berger, Johannsmeier, and Miller and other persons who have addresses in California, so that certain provisions of California corporate law could apply to the Company, as described below, unless and until the Company becomes a "listed corporation" (as defined below).


     Except as discussed herein, provisions of California law which could be applicable to the Company if the Company meets the tests and is not exempt include, without limitation, those provisions relating to the number of directors to be elected each year (all directors must be elected each year under California law, while the Delaware law permits staggered election of directors), the stockholders' right to cumulate votes in elections of directors (cumulative voting is mandatory under California law), the stockholders' right to remove directors without cause (which under California law is subject to the stockholders' right to cumulative votes), and the right of stockholders to call a special meeting (such right is mandatory under California law if the requesting stockholder(s) own(s) at least 10% of the voting stock).

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this Offering, the Company will have 3,396,941 shares of Common Stock outstanding. The 1,262,500 shares sold in this offering (1,450,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act, except for any such shares held at any time by an "affiliate" of the Company, as such term is defined under Rule 144 adopted under the Securities Act. The remaining shares were issued and sold by the Company in private transactions, are "restricted securities" as defined in Rule 144, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration. See "Underwriting."



     In general, under Rule 144, as currently in effect, a person who has beneficially owned shares for at least two years, including an "affiliate," as that term is defined in Rule 144, is entitled to sell, within any three-month period, a number of "restricted" shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner of sale limitations, notice requirements, and the availability of current public information about the Company. Rule 144(k) provides that a person who is not deemed an "affiliate" and who has beneficially owned shares for at least three years is entitled to sell such shares at any time under Rule 144 without regard to the limitations described above. Of the approximately 2,134,441 shares outstanding immediately prior to the Offering, affiliates will hold substantially all of them, and will be deemed to have owned such shares for varying times since 1989. Any employee, officer, or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act ("Rule 701"), which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the commencement of this Offering.


     The shares underlying the 1996 Plan and Non-Statutory Plan will be restricted securities and will be sold only in compliance with Rule 144 if and when any shares of Common Stock are acquired upon the exercise of any such options. The Company may, in the future, register shares underlying its stock option plans, in which case shares held by non-affiliates issued upon exercise of options will be freely tradable.

     The Company and all of the Company's stockholders (other than investors purchasing shares in this Offering) have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 12 months from the date of this Prospectus without the prior written consent of the Representative. See "Underwriting."

     The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing stockholders could adversely affect prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below, represented by The Boston Group, L.P. (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions and that the Underwriters are committed to purchase all of such shares, if any are purchased.


                                                                                NUMBER OF
                                  UNDERWRITERS                                   SHARES
    ------------------------------------------------------------------------    ---------
    The Boston Group, L.P...................................................
                                                                                ---------
         Total..............................................................    1,262,500
                                                                                 ========


     The Representative was organized in California and its principal business function is to underwrite and sell securities. The Representative has been recently formed and has underwritten only a limited number of public offerings. After interviewing various underwriters, the Company has advised the Representative that it chose the Representative based on various factors, including, the Company's belief that the Representative has an understanding of the Company and its business.

     Mr. Alan Wishnow is being paid, upon consummation of this offering, a fee of $50,000 out of the proceeds of this Offering, as compensation for services rendered to the Company. Mr. Wishnow may be deemed to be a finder with respect to this Offering. The Company and the Representative have been informed that Mr. Wishnow is not affiliated with any member of the National Association of Securities Dealers, Inc.

     The Company has been advised by the Representative that the Underwriters propose to offer shares to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain securities dealers at
such price less a concession of not more than $          per share, and that the
Underwriters and such dealers may reallot to other dealers, including the
Underwriters, as a discount not in excess of $          per share. After the
initial public offering, the public offering price and concessions and discounts may be changed by the Representative. No reduction in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company will bear the expenses of the Selling Stockholders in connection with the registration of shares subject to the Underwriters' over-allotment option, other than the underwriting discounts and commissions, and non-accountable expense allowance with respect to the shares subject to the over-allotment option.


     The Company and the Selling Stockholders (or their affiliates) have granted the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of an additional 187,500 shares of Common Stock, all of which will be sold by the Company and such Selling Stockholders (or their affiliates) to cover over-allotments, at the same price per share of Common Stock being paid by the Underwriters for the other shares of Common Stock offered hereby. The Company and Messrs. Berger, Johannsmeier, Rollnick, and Miller (or their respective affiliates), have agreed to sell 37,500, 70,215, 43,230, 23,490 and 13,065 shares, respectively, upon the exercise of the over-allotment option in full. In the event that less than the entire over-allotment is exercised, such share amounts will be reduced proportionately. None of the proceeds of sales by Selling Shareholders will be received by the Company.

     The Representative has informed the Company that it does not expect any sales of the shares of Common Stock offered hereby to be made by the Underwriters to any accounts over which they exercise discretionary authority.

     The Company's officers, directors and stockholders have agreed not to, directly or indirectly, offer, offer to sell, sell, grant an option to purchase or sell, or transfer any shares of Common Stock owned by them for a period of 12 months from the date of this Prospectus without the prior written consent of the Representative (other than with respect to the over-allotment option).

     The officers, directors and stockholders of the Company before this Offering have granted to the Representative a right of first refusal to effect any sales made under Rule 144 of the Securities Act by such persons during the one-year period from the date of this Prospectus.


     The Company (and the Selling Stockholders with respect to the proceeds from the exercise of the portion of the over-allotment option attributable to them) has agreed to pay the Representative a non-accountable expense allowance of three percent of the gross proceeds from the sale of all shares of Common Stock offered hereby. To date, the Company has not paid any of the non-accountable expense allowance to the Representative. The Representative's expenses in excess of the non-accountable expense allowance, including its legal expenses, will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess shall be deemed to be compensation to the Representative.


     The Company has also agreed to give notice to the Representative of meetings of the Board of Directors for a period of two years and to provide copies of all written consents of the Board of Directors to the Representative.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof. The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Prior to this Offering, there has not been an established public market for the Common Stock. The initial public offering price has been determined by negotiations between the Company and the Representative. Among the major factors considered in determining the public offering price of the Common Stock were the prevailing market conditions, the market prices relative to earnings, cash flow and assets for publicly traded common stocks of comparable companies, the sales and earnings of the Company and comparable companies in recent periods, the Company's earning potential, the experience of its management, and the position of the Company in the industry. The initial public offering price set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors and no assurance can be given that the Common Stock can be resold at the initial public offering price.

     The foregoing sets forth the material terms and conditions of the Underwriting Agreement, but does not purport to be a complete statement of the terms and conditions thereof, copies of which are on file at the offices of the Representative, the Company, and the Securities and Exchange Commission. See "Additional Information."


     The Company has agreed to sell to the Representative, for $50, Representative's Warrants to purchase up to 125,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price per share. The Representative's Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus, and are not transferable for a period of one year except to the officers or partners of the Representative or any successor to the Representative or any other member of the National Association of Securities Dealers, Inc. who participated in the offering. The Representative's Warrants include a net exercise provision permitting the holder(s) to pay the exercise price by cancellation of a number of shares with a fair market value equal to the exercise price of the Representative's Warrants.

     The Representative's Warrants provide certain rights with respect to the registration under the Securities Act of up to 125,000 shares of Common Stock issuable upon exercise thereof. The holders of the shares issuable upon exercise of the Representative's Warrants may require the Company to file a registration statement under the Securities Act with respect to such shares. In addition, if the Company registers any of its Common Stock for its own account, the holders of the shares issuable upon exercise of the Representative's Warrants are entitled to include their shares of Common Stock in the registration.


                                 LEGAL MATTERS

     The legality of the Common Stock being offered hereby will be passed upon for the Company by Keesal, Young & Logan, P.C., Long Beach, California. Certain legal matters will be passed upon for the Underwriters by Jeffer, Mangels, Butler and Marmaro LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement, including any amendments thereto, on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in said Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the Common Stock, reference is made to the registration statement, including the exhibits thereto. Statements contained in this Prospectus concerning the contents of any contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The registration statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at the New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities for New York, New York and Chicago, Illinois.

                        CRAIG CONSUMER ELECTRONICS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        -----
Report of Independent Public Accountants..............................................  F-2
Balance Sheets as of December 31, 1994 and 1995.......................................  F-3
Statements of Income for the years ended December 31, 1993, 1994 and 1995.............  F-4
Statements of Shareholders' Equity for the years ended
  December 31, 1993, 1994 and 1995....................................................  F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995.........  F-6
Notes to Financial Statements.........................................................  F-7
Index to Quarterly Financial Statements...............................................  F-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Craig Consumer Electronics, Inc.:

     We have audited the accompanying balance sheets of CRAIG CONSUMER ELECTRONICS, INC. (a Delaware corporation) as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Craig Consumer Electronics, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Orange County, California
February 15, 1996

                        CRAIG CONSUMER ELECTRONICS, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995


                                                                                 1995
                                                                      ---------------------------
                                                         1994           ACTUAL        PRO-FORMA(1)
                                                      -----------     -----------     -----------
ASSETS:
Current Assets:
  Cash..............................................  $   455,494     $   220,756     $   220,756
  Accounts receivable, net..........................   17,792,721      13,189,981      13,189,981
  Inventory, net....................................   18,663,358      14,557,239      14,557,239
  Supplies and prepaid expenses.....................      660,391         220,981         220,981
  Other current assets..............................    1,886,183       2,063,014       2,063,014
                                                      -----------     -----------     -----------
          Total current assets......................   39,458,147      30,251,971      30,251,971
                                                      -----------     -----------     -----------
Property and Equipment, net.........................      717,740         555,716         555,716
                                                      -----------     -----------     -----------
Other Assets........................................      969,132       1,722,042       1,722,042
                                                      -----------     -----------     -----------
                                                      $41,145,019     $32,529,729     $32,529,729
                                                      ===========     ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Note payable under revolving line of credit.......  $20,914,038     $15,530,076     $15,530,076
  Accounts payable..................................   14,256,882       9,773,820       9,773,820
  Accrued liabilities...............................      700,697       1,102,028       1,102,028
  Income taxes payable..............................       38,020         118,569         118,569
  Current maturities of capital lease obligations...       20,868          22,768          22,768
                                                      -----------     -----------     -----------
          Total current liabilities.................   35,930,505      26,547,261      26,547,261
                                                      -----------     -----------     -----------
Capital Lease Obligations...........................       89,493          66,220          66,220
                                                      -----------     -----------     -----------
Subordinated Debt...................................      544,461         981,961         981,961
                                                      -----------     -----------     -----------
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock...................................    2,500,000       2,500,000              --
  Common stock; $.01 par value --
     Authorized -- 15,000,000 shares
     Issued and outstanding -- 6,405,995 shares at
     December 31, 1995 and 1994, respectively;
     proforma par value $.01 per share and 2,134,441
     shares issued and outstanding..................       64,060          64,060          21,344
  Additional paid-in capital........................      815,300         815,300       3,358,016
  Retained earnings.................................    1,201,200       1,554,927       1,554,927
                                                      -----------     -----------     -----------
                                                        4,580,560       4,934,287       4,934,287
                                                      -----------     -----------     -----------
                                                      $41,145,019     $32,529,729     $32,529,729
                                                      ===========     ===========     ===========


- ---------------
(1) Not covered by report of independent public accountants.

      The accompanying notes are an integral part of these balance sheets.

                        CRAIG CONSUMER ELECTRONICS, INC.

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995


                                                            1993           1994          1995
                                                        ------------   ------------   -----------
Net sales.............................................  $101,214,755   $105,638,910   $88,675,516
Cost of sales.........................................    89,359,140     91,333,942    74,323,771
                                                           ---------      ---------     ---------
          Gross profit................................    11,855,615     14,304,968    14,351,745
                                                           ---------      ---------     ---------
Operating expenses:
  Selling.............................................     4,809,178      5,164,872     4,663,642
  General and administrative..........................     4,611,278      6,681,030     6,336,398
  Product development.................................       104,206        163,562       200,199
                                                           ---------      ---------     ---------
          Operating expenses..........................     9,524,662     12,009,464    11,200,239
                                                           ---------      ---------     ---------
          Income from operations......................     2,330,953      2,295,504     3,151,506
                                                           ---------      ---------     ---------
Other income (expense):
  Interest expense....................................    (1,236,724)    (1,701,118)   (2,193,414)
  Other...............................................        15,226          9,104        (5,955)
                                                           ---------      ---------     ---------
          Other expense, net..........................    (1,221,498)    (1,692,014)   (2,199,369)
                                                           ---------      ---------     ---------
          Income before provision for income taxes....     1,109,455        603,490       952,137
Provision for income taxes............................        36,601         70,960       160,910
                                                           ---------      ---------     ---------
          Net income..................................  $  1,072,854   $    532,530   $   791,227
                                                           =========      =========     =========
Pro-forma net income per share (not covered by report
  of independent public accountants)..................                                $      0.33
                                                                                        =========
Weighted average shares outstanding...................                                  2,373,051
                                                                                        =========


   The accompanying notes are an integral part of these financial statements.

                        CRAIG CONSUMER ELECTRONICS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                   SERIES A CUMULATIVE
                                     PREFERRED STOCK         COMMON STOCK
                                   --------------------   -------------------
                                   NUMBER                  NUMBER               ADDITIONAL
                                     OF                      OF                  PAID-IN      RETAINED
                                   SHARES      AMOUNT      SHARES     AMOUNT     CAPITAL      EARNINGS
                                   -------   ----------   ---------   -------   ----------   ----------
Balance, December 31, 1992.......  250,000   $2,500,000   6,362,082   $63,620    $ 793,783   $  470,816
  Issuance of common stock.......       --           --      43,913       440       21,517           --
  Declaration of dividends on
     preferred stock.............       --           --          --        --           --     (437,500)
  Net income.....................       --           --          --        --           --    1,072,854
                                   -------   ----------   ---------   -------     --------   ----------
Balance, December 31, 1993.......  250,000    2,500,000   6,405,995    64,060      815,300    1,106,170
  Declaration of dividends on
     preferred stock.............       --           --          --        --           --     (437,500)
  Net income.....................       --           --          --        --           --      532,530
                                   -------   ----------   ---------   -------     --------   ----------
Balance, December 31, 1994.......  250,000    2,500,000   6,405,995    64,060      815,300    1,201,200
                                   -------   ----------   ---------   -------     --------   ----------
  Declaration of dividends on
     preferred stock.............       --           --          --        --           --     (437,500)
  Net income.....................       --           --          --        --           --      791,227
                                   -------   ----------   ---------   -------     --------   ----------
Balance, December 31, 1995.......  250,000   $2,500,000   6,405,995   $64,060    $ 815,300   $1,554,927
                                   =======   ==========   =========   =======     ========   ==========

   The accompanying notes are an integral part of these financial statements.

                        CRAIG CONSUMER ELECTRONICS, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                                                             1993          1994          1995
                                                          -----------   -----------   -----------
Cash flows from operating activities:
  Net income............................................  $ 1,072,854   $   532,530   $   791,227
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities --
     Depreciation and amortization......................      102,080       214,533       283,331
     (Increase) decrease in accounts receivable, net....   (3,807,180)     (356,517)    4,602,740
     (Increase) decrease in inventory, net..............   (6,359,587)   (5,539,231)    4,106,119
     (Increase) decrease in supplies and prepaid
       expenses and other current assets................     (376,284)     (744,190)      262,579
     (Increase) decrease in other assets................       25,000      (969,132)     (752,910)
     Increase (decrease) in accounts payable and accrued
       liabilities......................................    5,043,529       787,401    (4,081,731)
     Increase (decrease) in income taxes payable........     (117,758)          420        80,549
     Decrease in note payable to related party..........     (125,165)           --            --
                                                          -----------   -----------   -----------
       Total adjustments to net income..................   (5,615,365)   (6,606,716)    4,500,677
                                                          -----------   -----------   -----------
       Net cash provided by (used in) operating
          activities....................................   (4,542,511)   (6,074,186)    5,291,904
                                                          -----------   -----------   -----------
Cash flows from investing activities:
  Purchases of property and equipment...................     (234,687)     (636,809)     (149,951)
  Proceeds from sale of property and equipment..........           --            --        22,689
  Loss on disposal of property and equipment............           --            --         5,955
                                                          -----------   -----------   -----------
       Net cash used in investing activities............     (234,687)     (636,809)     (121,307)
                                                          -----------   -----------   -----------
Cash flows from financing activities:
  Net borrowings (repayments) on notes payable under
     revolving line of credit...........................    6,160,922     6,436,163    (5,383,962)
  Preferred stock dividends paid........................     (582,427)     (437,500)           --
  Proceeds received from stock issuance.................       21,957            --            --
  Increase (decrease) in capital lease obligation.......           --       110,361       (21,373)
                                                          -----------   -----------   -----------
       Net cash provided by (used in) by financing
          activities....................................    5,600,452     6,109,024    (5,405,335)
                                                          -----------   -----------   -----------
Net increase (decrease) in cash.........................      823,254      (601,971)     (234,738)
Cash, beginning of year.................................      234,211     1,057,465       455,494
                                                          -----------   -----------   -----------
Cash, end of year.......................................  $ 1,057,465   $   455,494   $   220,756
                                                          ===========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for --
     Interest...........................................  $ 1,241,091   $ 1,537,849   $ 2,193,414
                                                          ===========   ===========   ===========
     Income taxes.......................................  $   154,359   $    70,540   $    71,660
                                                          ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                        CRAIG CONSUMER ELECTRONICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Background and Organization

     Craig Consumer Electronics, Inc. (the Company), a Delaware corporation since September 1, 1989, is a designer and marketer of consumer electronic products under its trademark, "Craig." The Company's principal product lines are audio electronic and peripheral products sold to wholesale and retail distributors worldwide. The domestic market is the primary source of sales.

  b. Current Vulnerability Due to Certain Concentrations

     The Company currently acquires the majority of its products from three manufacturers located in the People's Republic of China. The Company limits the number of suppliers producing its goods in order to maintain the quality and exclusivity of its products. A change in suppliers, however, could disrupt and adversely affect the business due to the time it would take to contract with a new vendor. In order to mitigate this risk, the Company has a full-time operations manager located in Hong Kong to facilitate relationships with prospective vendors.

     Sales to five domestic customers represented 44, 47, and 59 percent of net sales for the years ended December 31, 1993, 1994, and 1995, respectively. Of that amount, sales to one customer represented 25 percent, 24 percent, and 35 percent of net sales for the years ending December 31, 1993, 1994, and 1995, respectively. The loss of any one of the top five customers could have an adverse affect on the Company's business.

  c. Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  d. Accounts Receivable

     Accounts receivable at December 31, 1994 and 1995, consist of the following:

                                                                   1994            1995
                                                                -----------     -----------
    Accounts receivable.......................................  $18,736,077     $14,260,307
    Less -- Allowance for doubtful accounts...................      203,760         387,147
    Less -- Allowance for sales returns.......................      739,596         683,179
                                                                -----------     -----------
                                                                $17,792,721     $13,189,981
                                                                ===========     ===========

     The allowances for doubtful accounts and sales returns include management's estimate of the amount expected to be lost on specific accounts and for losses on other as yet unidentified accounts included in accounts receivable at December 31, 1995. In estimating the potential losses and returns on specific accounts, management relies on a combination of in-house prepared analysis and review of available public documents. In estimating the allowance component for unidentified losses and returns within the portfolio, management relies on historical experience. The amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowance for doubtful accounts and sales returns reported in the financial statements at December 31, 1995.

                        CRAIG CONSUMER ELECTRONICS, INC.

  e. Inventory

     Inventory is stated at the lower of cost or market. Cost is determined using an average cost method, which approximates first-in, first-out.

     Inventory consists of the following at December 31, 1994 and 1995:

                                                                   1994            1995
                                                                -----------     -----------
    Inventory.................................................  $18,801,892     $14,899,697
    Less -- Allowance for obsolescence........................      138,534         342,458
                                                                 ----------      ----------
                                                                $18,663,358     $14,557,239
                                                                 ==========      ==========

     The allowance for obsolescence is based on management's estimate of the amount considered obsolete based upon specific reviews of inventory items. In estimating the allowance, management relies on its knowledge of the industry (including technological and design changes) as well as its current inventory levels. The amounts the Company will ultimately realize could differ materially in the near term from amounts assumed in arriving at the allowance for obsolescence reported in the financial statements at December 31, 1995.

  f. Property and Equipment

     Property and Equipment is recorded at depreciated cost and consists of the following at December 31, 1994 and 1995:

                                                                     1994           1995
                                                                  ----------     ----------
    Machinery and Equipment.....................................  $  741,852     $  886,188
    Furniture and Fixtures......................................     493,352        498,965
    Leasehold Improvements......................................      50,847         50,847
    Automobile..................................................      42,160          3,100
    Capital Leases..............................................     118,717        118,717
                                                                   ---------      ---------
                                                                   1,446,928      1,557,817
    Less -- Accumulated depreciation and amortization...........     729,188      1,002,101
                                                                   ---------      ---------
                                                                  $  717,740     $  555,716
                                                                   =========      =========

     Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments are capitalized. When assets are disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in operations.

     Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

    Machinery and Equipment...............................................  3-5 years
    Furniture and Fixtures................................................  3-7 years
    Leasehold Improvements................................................  Term of lease
    Automobile............................................................  5 years

  g. Income Taxes

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

                        CRAIG CONSUMER ELECTRONICS, INC.

     Tax credits are treated as reductions of the federal income tax provision in the periods in which the credits are realized.

  h. Revenue Recognition

     Sales and related costs are recorded by the Company upon shipment of products. The Company records an allowance for estimated returns of products, using a historical percentage of sales.

  i. Long-lived Assets

     The Company does not own significant assets which are considered long lived assets. Accordingly, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" is expected to have any or a material impact on the Company's financial statements.

  j. Stock-based Compensation

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." Under SFAS No. 123, companies have the option to implement a fair value-based accounting method or continue to account for employee stock options and stock purchase plans as prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." SFAS No. 123 is effective for financial statements for fiscal years beginning after December 31, 1995. The Company has not made a determination as to whether it will adopt the new fair value accounting rules. The Company has not assessed the impact on net income and earnings per share of adopting the new fair value accounting rules.

  k. Post-employment and Post-retirement Benefits

     The Company does not provide post-employment or post-retirement benefits to employees. Accordingly, Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Post-Employment Benefits" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-Retirement Benefits" have no impact on the Company's financial statements.

2. NOTE PAYABLE UNDER REVOLVING LINE OF CREDIT

     On June 1, 1995, the Company amended its existing credit agreement (the Agreement) with a syndicate consisting of four major financial institutions, one of which acts as Agent or lead bank. Under the amended credit facility, the Company can borrow up to a total of $40,000,000 (borrowing capacity was $50,000,000 in 1994), subject to certain limitations. Borrowings are limited to the lesser of $40,000,000, or 85 percent of eligible accounts receivable, as defined, and the lesser of $20,000,000 or the amount of eligible inventory, less the aggregate amount of reserves, if any, established by the Agent, as defined in the Agreement. In addition, any amounts outstanding on open letters of credit reduce the available funds under the Agreement. The Company has borrowing options available under the line of credit, a variable interest rate or prime rate option, and a fixed rate or Eurodollar rate option. Borrowings under the prime rate option bear interest at the Agent's prime rate (eight and one half percent at December 31, 1995) plus one and one quarter percent. Borrowings under the Eurodollar rate option bear interest at a fixed Eurodollar interest rate (five and five-sixths percent at December 31, 1995) plus two and three quarters percent. By giving adequate notice to the Agent, the Company is permitted to make up to two conversions to the Eurodollar loan advances, each of which is limited to a minimum of $5,000,000 aggregate balance with integral multiples of $1,000,000 in excess thereof. The line of credit expires on August 4, 1997, but may be extended for two (2) additional one-year periods and contains certain restrictive covenants.

                        CRAIG CONSUMER ELECTRONICS, INC.

     As of December 31, 1995, the Company was out of compliance on certain of its debt covenants. A waiver has been obtained related to these areas of non-compliance.

     The Company purchases certain inventory from overseas vendors on a letter of credit basis. At December 31, 1994 and 1995, there were $986,500 and $302,400, respectively, in open letters of credit.

3. SUBORDINATED DEBT

     The subordinated debt represents unpaid dividends and bonuses to the Company's preferred shareholders and an officer. The debt bears interest at ten percent per year. It is the Company's intention to pay these amounts over the next three to five years. However, no payments will be made in the event such payments would result in the violation of a covenant on the Company's note payable to financial institution (see Note 2).

4. COMMITMENTS AND CONTINGENCIES

  a. Operating Leases and Capital Lease Obligations

     The Company is committed under noncancelable operating and capital lease obligations for its facilities and equipment. The equipment related to the capital leases has an original cost of approximately $119,000 and accumulated depreciation of approximately $59,500 at December 31, 1995. Rent expense was $265,368, $334,692, and $332,157 at December 31, 1993, 1994, and 1995,
respectively. Minimum annual payments under noncancelable operating and capital leases are as follows as of December 31, 1995:

                              YEAR ENDING:                        CAPITAL     OPERATING
        --------------------------------------------------------  -------     ---------
             1996...............................................  $29,656     $ 101,205
             1997...............................................   29,656        19,434
             1998...............................................   28,589        16,195
             1999...............................................   15,805            --
                                                                  -------     ---------
                                                                  103,706     $ 136,834
                                                                               ========
        Less -- Amount representing interest....................   14,718
                                                                  -------
                                                                   88,988
        Less -- Current portion.................................   22,768
                                                                  -------
                                                                  $66,220
                                                                  =======

  b. Warranty

     The Company offers warranties on its products which range from three to twelve months. The Company has not experienced significant warranty charges and has established an allowance for these costs based on its historical experience.

5. INCOME TAXES

     The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the asset-and-liability method of accounting for income taxes.

     The Company has recorded a provision for Alternative Minimum Tax and state income taxes of $36,601, $70,960, and $160,910 for the years ending December 31, 1993, 1994, and 1995, respectively. The Company has not recorded a federal income tax provision for 1993, 1994, and 1995, as the Company believes that sufficient net operating loss carryforwards exist to offset any income in those years. The Company has determined that at December 31, 1995, it had net operating loss carryforwards of approximately $5,101,000,

                        CRAIG CONSUMER ELECTRONICS, INC.

for financial reporting and federal income tax purposes. These net operating loss carryforwards expire at various dates through the year 2005.

     The components of the Company's deferred tax asset at December 31, 1994 and 1995 were:

                                                                   1994            1995
                                                                -----------     -----------
    Inventory reserves........................................  $   415,635     $   420,582
    Allowance for returns and doubtful accounts...............      408,473         463,451
    NOL carryforwards.........................................    2,082,979       1,693,717
    Depreciation..............................................       98,070         140,562
    Miscellaneous.............................................       20,075          69,697
    Other.....................................................      124,768         161,991
                                                                  ---------       ---------
                                                                  3,150,000       2,950,000
    Less -- Valuation allowance...............................   (3,150,000)     (2,950,000)
                                                                  ---------       ---------
              Net deferred tax asset..........................  $        --     $        --
                                                                  =========       =========

     The provision for income taxes is comprised of the following:

                                                            1993        1994         1995
                                                           -------     -------     --------
    Current provision:
      Federal............................................  $27,778     $41,222     $ 14,833
      State..............................................    8,823      29,738      146,077
                                                           -------     -------     --------
              Total current provision....................  $36,601     $70,960     $160,910
                                                           =======     =======     ========

     The components of changes to the Company's deferred income tax provision, which arise from tax credits and timing differences between financial and tax reporting, are presented below:

                                                        1993          1994          1995
                                                      ---------     ---------     ---------
    Inventory Reserves..............................  $ 179,270     $  34,117     $   4,947
    Allowance for returns and doubtful accounts.....    (74,961)      101,851        54,978
    NOL carryforward................................   (577,670)     (329,232)     (389,262)
    Depreciation....................................      7,911        29,368        42,492
    Miscellaneous...................................    (18,037)       (4,750)       49,622
    Other...........................................   (166,513)      (31,354)       37,223
    Valuation allowance.............................    650,000       200,000       200,000
                                                      ---------     ---------     ---------
                                                      $      --     $      --     $      --
                                                      =========     =========     =========

     Variations from the federal statutory rate are as follows:

                                                        1993          1994          1995
                                                      ---------     ---------     ---------
    Federal income tax rate.........................         34%           34%           34%
    Computed taxes @ statutory......................  $ 377,215     $ 205,187     $ 323,727
    State income tax, net of federal deductions.....     67,677        36,813        58,080
    Utilization of NOL..............................   (577,670)     (329,232)     (389,262)
    Other...........................................    169,379       158,192       168,365
                                                       --------      --------      --------
              Income tax provision..................  $  36,601     $  70,960     $ 160,910
                                                       ========      ========      ========
                                                            3.3%         11.8%         16.9%
                                                       ========      ========      ========

                        CRAIG CONSUMER ELECTRONICS, INC.

6. SERIES A CUMULATIVE PREFERRED STOCK

     The Company has outstanding 250,000 shares of Series A Preferred Stock (the Preferred Stock). Holders of the Preferred Stock are entitled to receive cumulative dividends at a rate of 17.5 percent of the original issuance price. Any dividends not paid when due shall continue to accumulate and accrue interest at a rate equal to the interest rate of the Company's line of credit. In 1994 and 1995, the Company declared but did not pay dividends.

     Dividends may be paid in cash or, at the Company's option, in Common Stock or Series A Cumulative Preferred Stock. Additionally, the provisions of the Preferred Stock agreement prohibit the declaration or payment of any dividends on the Company's Common Stock as long as there are any Preferred Stock dividends in arrears.

     In the event of a voluntary or involuntary liquidation of the Company, the Preferred Stock has a liquidating preference of $10 per share plus accrued unpaid dividends.


     The Company is in the process of an initial public offering of Common Stock. In the event of the successful completion of the Offering, all of the outstanding Series A Preferred Stock and existing Common Stock will be converted into a total 2,134,441 shares of Common Stock (see Note 10).


7. STOCK OPTIONS

     In May 1993, the Company's board of directors approved the issuance of 1,394,000 stock options at an exercise price of $.50 (which was determined to approximate the fair value of the shares at that time) which expire in April 2003. In December 1994, the Company's board of directors approved the issuance of 220,000 "shares" of phantom stock to certain key employees. The basis for determining appreciation in phantom stock (subject to several contingencies to the realization of that appreciation) was fixed at $.50 per phantom share. The phantom stock results in additional compensation to the key employees in the event the Company's book value per share exceeds the phantom stock price. There were no amounts due under this plan in 1994 and 1995.

     The Company is in the process of an initial public offering of its Common Stock. In the event of the successful completion of the Offering, the phantom stock option plan will be terminated (see Note 10).

8. DEFINED CONTRIBUTION PLAN

     Effective January 1, 1993, the Company established a defined contribution plan (the Plan) under Section 401(k) of the Internal Revenue Code in which all eligible employees can elect to participate. The employees can elect to have certain percentages of their pay withheld for contribution to the Plan on a tax-free basis. The Company will match the first 10 percent of employee contributions.

9. RECONDITIONING FACILITY

     In January 1996, the Company and a Chinese entity opened a facility in the People's Republic of China which will be used to recondition the Company's returned products. The Company will pay a fixed fee for each item reconditioned, which may be reduced subject to the number of items processed in any given year. There is no contractually agreed upon minimum number of units which the Company must supply to be reconditioned.

10. CONVERSION OF PREFERRED AND COMMON STOCK (UNAUDITED)


     In connection with the initial public offering, the holders of Series A Preferred Stock have executed agreements under which their shares will automatically be converted into 1,733,330 shares of Common Stock. In addition, a 3.81-to-one reverse stock split of the Common Stock will be completed upon the effectiveness

                        CRAIG CONSUMER ELECTRONICS, INC.

of the Offering. The Company will have $.01 par value Common Stock and will account for paid in capital in excess of par. The Offering, if successful, is expected to become effective sometime in May 1996.


     The pro-forma balance sheet reflects the conversion of Series A Preferred Stock and Common Stock. The pro-forma earnings per common share equal net income, divided by the weighted average number of common shares outstanding, after giving effect to dilutive stock options.


     In addition, in the event of the successful completion of the Offering, the phantom stock option plan will be terminated, and each participant in the plan will receive a promissory note in consideration for the cancellation of their shares. The total of all promissory notes issued will be $206,800, which represents the book value of the Company assuming a value of $5.50 per share less the phantom stock strike price of $.50. In addition, in the event the offering is successful, the Company plans to adopt an Incentive Stock Option Plan and a Non-Statutory Stock Option Plan which will provide for the issuance of options to individuals designated by the Compensation Committee of the Board of Directors.

                        CRAIG CONSUMER ELECTRONICS, INC.



                    INDEX TO QUARTERLY FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
Balance Sheets as of March 31, 1995 and 1996..........................................  F-15
Statements of Income for the Quarters ended March 31, 1995 and 1996...................  F-16
Statements of Cash Flows for the Quarters ended March 31, 1995 and 1996...............  F-17
Notes to Financial Statements.........................................................  F-18

                        CRAIG CONSUMER ELECTRONICS, INC.



                                 BALANCE SHEETS



                                                         ACTUAL
                                                      DECEMBER 31,
                                                          1995
                                                      ------------       ACTUAL          PROFORMA
                                                                        MARCH 31,       MARCH 31,
                                                                          1996             1996
                                                                       -----------     ------------
                                                                       (UNAUDITED)     (UNAUDITED)
                                      ASSETS
Current Assets:
  Cash..............................................  $    220,756     $   144,504     $    144,504
  Accounts Receivable, net..........................    13,189,981      11,298,408       11,298,408
  Inventory, net....................................    14,557,239      11,856,993       11,856,993
  Supplies and prepaid expenses.....................       220,981         678,590          678,590
  Other current assets..............................     2,063,014       2,052,838        2,052,838
                                                       -----------     -----------     ------------
          Total current assets......................    30,251,971      26,031,333       26,031,333
                                                       -----------     -----------     ------------
Property and Equipment, net.........................       555,716         607,495          607,495
                                                       -----------     -----------     ------------
Investment in Chinese Joint Venture.................            --         350,000          350,000
Other Assets........................................     1,722,042       1,249,796        1,249,796
                                                       -----------     -----------     ------------
                                                      $ 32,529,729     $28,238,623     $ 28,238,624
                                                       ===========     ===========     ============
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Note payable under revolving line of credit.......  $ 15,530,076     $11,335,883     $ 11,335,883
  Accounts payable..................................     9,773,820      10,766,212       10,766,212
  Accrued liabilities...............................     1,102,028         684,624          684,624
  Income taxes payable..............................       118,569              --               --
  Current maturities of capital lease obligations...        22,768          22,768           22,768
                                                       -----------     -----------     ------------
          Total current liabilities.................    26,547,261      22,809,487       22,809,487
                                                       -----------     -----------     ------------
Capital Lease Obligation............................        66,220          60,883           60,883
                                                       -----------     -----------     ------------
Subordinated Debt...................................       981,961         981,961          981,961
                                                       -----------     -----------     ------------
Commitments and Contingencies.......................
Shareholders' Equity................................
  Preferred stock...................................     2,500,000       2,500,000               --
  Common stock: $.01 par value -- Authorized --
     15,000,000 shares
  Issued and outstanding -- 6,405,995 at December
     31, 1995 and March 31, 1996; pro-forma par
     value $.01 per share and 3,396,941 shares
     issued and outstanding.........................        64,060          64,060           33,969
Additional paid-in capital..........................       815,300         815,300        3,345,391
Retained earnings...................................     1,554,927       1,006,933        1,006,933
                                                       -----------     -----------     ------------
                                                         4,934,287       4,386,293        4,386,293
                                                       -----------     -----------     ------------
                                                      $ 32,529,729     $28,238,624     $ 28,238,624
                                                       ===========     ===========     ============



      The accompanying notes are an integral part of these balance sheets.

                        CRAIG CONSUMER ELECTRONICS, INC.


                              STATEMENTS OF INCOME



                                                                  THREE MONTHS ENDED MARCH 31,
                                                                  -----------------------------
                                                                     1995              1996
                                                                  -----------       -----------
                                                                           (UNAUDITED)
Net Sales.......................................................  $17,732,421       $13,389,858
Cost of sales...................................................   15,626,251        11,458,767
                                                                  -----------       -----------
          Gross Profit..........................................    2,106,170         1,931,091
                                                                  -----------       -----------
Operating Expenses:
  Selling.......................................................      985,814           750,037
  General and administrative....................................    1,370,799         1,420,835
  Product development...........................................       36,113            37,091
                                                                  -----------       -----------
          Operating expenses....................................    2,392,726         2,207,963
          Loss from operations..................................     (286,556)         (276,872)
Other expense:
  Interest expense..............................................     (536,549)         (382,567)
                                                                  -----------       -----------
          Other expense, net....................................     (536,548)         (382,567)
                                                                  -----------       -----------
          Loss before income tax benefit........................     (823,105)         (659,439)
Income tax benefit..............................................      139,104           111,444
                                                                  -----------       -----------
          Net loss..............................................  $  (684,001)      $  (547,994)
                                                                  -----------       -----------
Pro-forma net loss per share (not covered by report of
  independent public accountants)...............................                    $      (.26)
                                                                                     ==========
Weighted average shares outstanding.............................                      2,134,441
                                                                                     ==========



   The accompanying notes are an integral part of these financial statements.

                        CRAIG CONSUMER ELECTRONICS, INC.



                            STATEMENTS OF CASH FLOWS



                                                                     THREE MONTHS ENDED MARCH
                                                                                31,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss........................................................  $  (684,001)    $  (547,994)
  Adjustments to reconcile net income to net cash provided by operating activities--
     Depreciation and amortization................................       68,527          77,952
     (Increase) decrease in accounts receivable, net..............    4,921,609       1,891,573
     (Increase) decrease in inventory, net........................    1,222,139       2,700,246
     (Increase) decrease in supplies and prepaid expenses and
      other current assets........................................     (298,917)       (447,434)
     (Increase) decrease in other assets..........................      969,132         472,246
     Increase (decrease) in accounts payable and accrued
      liabilities.................................................   (2,218,221)        574,988
     Increase (decrease) in income taxes payable..................      (38,020)       (118,569)
     Decrease in note payable to related party....................
                                                                    -----------     -----------
       Total adjustments to net income............................    4,626,249       5,151,002
                                                                    -----------     -----------
       Net cash provided by operating activities..................    3,942,248       4,603,008
                                                                    -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment.............................      (28,493)       (129,731)
  Proceeds from sale of property and equipment....................           --              --
  Loss on disposal of property and equipment......................
  Investment in Chinese joint venture.............................           --        (350,000)
                                                                    -----------     -----------
       Net cash used in investing activities......................      (28,493)       (479,731)
                                                                    -----------     -----------
Cash flows from financing activities:
  Net borrowings (repayments) on notes payable under revolving
     line of credit...............................................   (4,290,694)     (4,194,193)
  Preferred stock dividends paid..................................           --              --
  Proceeds received from stock issuance...........................           --              --
  Increase (decrease) in capital lease obligation.................       (5,555)         (5,336)
                                                                    -----------     -----------
       Net cash used in financing activities......................   (4,296,249)     (4,199,529)
                                                                    -----------     -----------
  Net increase (decrease) in cash.................................     (382,494)        (76,252)
  Cash, beginning of period.......................................      455,494         220,756
                                                                    -----------     -----------
  Cash, end of period.............................................  $    73,000     $   144,504
                                                                    ===========     ===========
  Supplemental disclosure of cash flow information:
     Cash paid during the period for--
       Interest...................................................  $   486,315     $   341,320
                                                                    ===========     ===========
       Income taxes...............................................  $    51,000     $   130,000
                                                                    ===========     ===========



   The accompanying notes are an integral part of these financial statements.

                        CRAIG CONSUMER ELECTRONICS, INC.



                         NOTES TO FINANCIAL STATEMENTS


                                  (UNAUDITED)



1.  BASIS OF PRESENTATION



     The accompanying unaudited financial statements of Craig Consumer Electronics, Inc. (referred to herein as the "Company") reflect all adjustments (which include only normal recurring adjustments) considered necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. It is suggested that the accompanying unaudited financial statements and footnotes thereto be read in conjunction with the December 31, 1995 financial statements and footnotes included in this document at pages F-1 through F-13.



     The results of operations for the periods presented are not necessarily indicative of the operating results that may be expected for the year ending December 31, 1996.



2.  INVESTMENT IN CHINESE JOINT VENTURE



     The Company has entered into a joint venture with an entity in China to establish and operate a product reconditioning and manufacturing facility located in China. The amount of the Company's joint venture investment was $350,000 at March 31, 1996.

======================================      ===================================

  NO DEALER, SALES REPRESENTATIVE, OR
OTHER INDIVIDUAL HAS BEEN AUTHORIZED
TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH
THIS OFFERING OTHER THAN THOSE                          1,262,500 SHARES
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR ANY UNDERWRITER. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR SOLICITATION OF AN
OFFER TO BUY ANY SECURITIES BY ANY                            LOGO
PERSON IN ANY JURISDICTION IN WHICH
SUCH OFFER OR SOLICITATION IS NOT
AUTHORIZED OR IN WHICH THE PERSON
MAKING SUCH OFFER OR SOLICITATION IS
NOT QUALIFIED TO DO SO OR TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE
SUCH OFFER OR SOLICITATION. NEITHER
THE DELIVERY OF THIS PROSPECTUS NOR                       COMMON STOCK
ANY SALE MADE HEREUNDER SHALL, UNDER
ANY CIRCUMSTANCES, CREATE AN
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF OR THAT THE
INFORMATION CONTAINED HEREIN IS
CORRECT AS OF ANY TIME SUBSEQUENT
TO THE DATE HEREOF.

           ---------------

          TABLE OF CONTENTS

                                             PAGE
                                            ------
Prospectus Summary..........................      3
Risk Factors................................      6
The Company.................................     13
Use of Proceeds.............................     13
Dividend Policy.............................     14
Capitalization..............................     15
Dilution....................................     16
Selected Financial Data.....................     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     18
Business....................................     25               ----------
Management..................................     34               PROSPECTUS
Certain Transactions........................     41               ----------
Principal and Selling Stockholders..........     42
Description of Capital Stock................     43
Shares Eligible for Future Sale.............     45
Underwriting................................     46
Legal Matters...............................     48
Experts.....................................     48
Additional Information......................     48
Index to Financial Statements...............    F-1



  UNTIL           , 1996 (25 DAYS AFTER
THE DATE OF THIS PROSPECTUS), ALL DEALERS              THE BOSTON GROUP, L.P.
EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING
IN THIS DISTRIBUTION, MAY BE REQUIRED
TO DELIVER A PROSPECTUS. THIS DELIVERY
REQUIREMENT IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.                                      , 1996

======================================      ===================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sales of Common Stock described in the Registration Statement.


    SEC registration fee...................................................   $  2,977.61
    NASD filing fee........................................................      1,461.88
    Nasdaq National Market application and registration fees...............     20,647.00
    Representative's non-accountable expense allowance*....................    208,312.50
    Legal fees and expenses*...............................................    180,000.00
    Accounting fees and expenses*..........................................     55,000.00
    Printing and engraving expenses*.......................................     70,000.00
    Blue Sky fees and expenses*............................................     10,000.00
    Transfer Agent's fees*.................................................     10,000.00
    Miscellaneous (including fee to Alan Wishnow)*.........................     91,601.01
                                                                              -----------
      TOTAL................................................................   $650,000.00
                                                                               ==========


- ---------------

* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seven of the Company's Certificate of Incorporation limits, to the fullest extent permitted by Delaware law, directors' personal liability to the Company or its stockholders for monetary damages or breach of fiduciary duty.
Section 102 of the Delaware General Corporation Law, as amended, enables a corporation to eliminate or limit personal liability of members of its board of directors for violations of their fiduciary duty of care. However, Delaware law does not permit the elimination of a director's liability for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct, knowingly violating a law, unlawfully paying a dividend or approving a stock repurchase, or obtaining an improper personal benefit. The limitation of liability provided by the statute continues after a director has ceased to occupy such a position. The statute has no effect on the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. See Exhibits 3A and 3B to this Registration Statement.

     Article Eight of the Company's Certificate of Incorporation and Article Eight of the Company's Bylaws require indemnification of Directors and Officers of the Company to the full extent permitted by Delaware law for claims against them in their official capacities, including stockholders' derivative actions. These provisions require that the Company advance expenses incurred in the defense of such claims and continue the right of indemnification for persons who have ceased to be directors or officers and permits the Company to enter into indemnification agreements with its directors and officers. See Exhibits 3A and 3B to this Registration Statement.

     Section 145 of the Delaware General Corporation Law, as amended, applies to the Company and provides for the indemnification of officers and directors in specified instances. It permits a corporation, pursuant to a bylaw provision or an indemnity contract, to pay an officer's or director's litigation expenses in advance of a proceeding's final disposition, and provides that rights arising under an indemnity agreement or bylaw provision may continue as to a person who has ceased to be a director or officer.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     In connection with the Recapitalization, the Company has recently undertaken to cancel certain stock options and terminate its phantom stock plan in consideration for other options and promissory notes payable by the Company. As an incident to the implementation of the Company's 1996 Plan and Non-Statutory Plan discussed in this Prospectus, the Company will grant options for an aggregate of approximately 402,000 shares to various individuals. Neither the options nor the shares underlying these option plans have been registered under the Securities Act of 1933. The grant of options, if and when made, will be in reliance on the exemption made available by Rule 701 adopted under the Securities Act of 1933, implementing Section 3(b) of such Act. Additionally, as an incident to this Offering and predicate to the Offering, outstanding shares of Preferred Stock and Common Stock held by the four stockholders of the Company were exchanged for shares of Common Stock of the Company in reliance on the exemption set forth in Sections 3(a)(9) and 4(2) of the Securities Act of 1933.


     Other than as described above, there have been no sales of the capital stock by the Registrant within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A. EXHIBITS:


                                                                                       PAGE OR
EXHIBIT                                                                               METHOD OF
NUMBER                                   DESCRIPTION                                   FILING
- -------   --------------------------------------------------------------------------  ---------
1-A       Form of Underwriting Agreement                                              Page
3-A       Restated Certificate of Incorporation of Berel Industries, Inc.             **
3-B       Bylaws of Berel Industries, Inc.                                            **
3-C       Amendment of Articles of Incorporation of Craig Consumer Electronics, Inc.  **
3-D       Certificate of Amendment                                                    Page
4-A       Specimen of Common Stock Certificate                                        **
4-B       Form of Representative's Warrant Agreement                                  Page
5         Opinion and Consent of Keesal, Young & Logan                                Page
10-A      Loan Agreement with BTCC                                                    **
10-B      Cerritos Lease                                                              **
10-C      Hong Kong Lease                                                             **
10-D      Chinese Joint Venture Agreement                                             **
10-E      Revised Form of Proposed Employment Agreement -- Richard Berger             **
10-F      Form of Proposed Indemnity Agreement for Directors                          **
10-G      Revised Form of Proposed Subordinated Note                                  **
10-H      Revised Incentive Stock Option Plan                                         **
10-I      Revised Non-Qualified Stock Option Plan                                     **
10-J      Revised Berger Option Agreement                                             **
10-K      Revised Miller Option Agreement                                             **
10-L      Employment Agreement of Donna Richardson                                    **
10-M      Employment Agreement of Bonnie Metz                                         **
10-N      Employment Agreement of Anthony Mirando                                     **
10-O      Subordinated Note to Richard Berger                                         Page
23-A      Consent of Arthur Andersen LLP                                              Page
23-B      Consent of Keesal, Young & Logan, P.C. (See Exhibit 5)                      **
24        Powers of Attorney                                                          **
99-A      Consent of Bernard Taran                                                    **
99-B      Consent of James Koblensky                                                  **


- ---------------

 * To be filed by amendment

** Previously filed

     B. FINANCIAL STATEMENT SCHEDULES:

                                                                                      PAGE OR
EXHIBIT                                                                              METHOD OF
NUMBER                                   DESCRIPTION                                  FILING
- -------   -------------------------------------------------------------------------  ---------
Schedule for years ended December 31, 1993, 1994, and 1995.
V.        Valuation and qualifying accounts                                             **

- ---------------

** Previously filed

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being offered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The undersigned registrant hereby undertakes that:

          (i) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement filed pursuant to Rule 430A and contained in the form of a prospectus filed by the registrant pursuant to the Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (ii) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement No. 333-1868 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cerritos, State of California, on May 15, 1996.


                                          CRAIG CONSUMER ELECTRONICS, INC.

                                                 /s/  RICHARD I. BERGER
                                          BY:
                                            Richard I. Berger
                                            President


DATED: May 15, 1996



     Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 3 to Registration Statement No. 333-1868 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



         NAME AND SIGNATURE                              TITLE                       DATE
- -------------------------------------  ----------------------------------------- -------------
         /s/  RICHARD I. BERGER        Chairman of the Board and President,      May 15, 1996
- -------------------------------------  (Principal Executive Officer), Director
          Richard I. Berger
         /s/  DONNA RICHARDSON         Treasurer and Chief Financial Officer,    May 15, 1996
- -------------------------------------  (Principal Financial and Accounting
          Donna Richardson             Officer), Secretary
           /s/  PETER BEHRENDT         Director                                  May 15, 1996
- -------------------------------------
           Peter Behrendt
           /s/  RICHARD MILLER         Director                                  May 15, 1996
- -------------------------------------
           Richard Miller


- ---------------
* Executed pursuant to power of attorney by Richard I. Berger.

                               INDEX TO EXHIBITS


                                                                                    PAGE OR
  EXHIBIT                                                                           METHOD
  NUMBER                                DESCRIPTION                                OF FILING
                                                                                 -------------
  1-A      Form of Underwriting Agreement.......................................     Page
  3-A      Restated Certificate of Incorporation of Berel Industries, Inc.......      **
  3-B      Bylaws of Berel Industries, Inc......................................      **
  3-C      Amendment of Articles of Incorporation of Craig Consumer Electronics,
           Inc..................................................................      **
  3-D      Certificate of Amendment.............................................     Page
  4-A      Specimen of Common Stock Certificate.................................      **
  4-B      Form of Representative's Warrant Agreement...........................     Page
  5        Opinion and Consent of Keesal, Young & Logan.........................     Page
  10-A     Loan Agreement with BTCC.............................................      **
  10-B     Cerritos Lease.......................................................      **
  10-C     Hong Kong Lease......................................................      **
  10-D     Chinese Joint Venture Agreement......................................      **
  10-E     Revised Form of Proposed Employment Agreement -- Richard Berger......      **
  10-F     Form of Proposed Indemnity Agreement for Directors...................      **
  10-G     Revised Form of Proposed Subordinated Note...........................      **
  10-H     Revised Incentive Stock Option Plan..................................      **
  10-I     Revised Non-Qualified Stock Option Plan..............................      **
  10-J     Revised Berger Option Agreement......................................      **
  10-K     Revised Miller Option Agreement......................................      **
  10-L     Employment Agreement of Donna Richardson.............................      **
  10-M     Employment Agreement of Bonnie Metz..................................      **
  10-N     Employment Agreement of Anthony Mirando..............................      **
  10-O     Subordinated Note to Richard Berger..................................     Page
  23-A     Consent of Arthur Andersen LLP.......................................     Page
  23-B     Consent of Keesal, Young & Logan, P.C. (See Exhibit 5)...............      **
  24       Powers of Attorney...................................................      **
  99-A     Consent of Bernard Taran.............................................      **
  99-B     Consent of James Koblensky...........................................      **


- ---------------

 * To be filed by amendment

** Previously filed